FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                                 July 27, 2005


                            BRITISH ENERGY GROUP PLC
                               (Registrant's name)


                                  Systems House
                                   Alba Campus
                                   Livingston
                                    EH54 7EG
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):



                                 Exhibit Index

The following document (bearing the exhibit number listed below) is furnished herewith and is made a part of this Report pursuant to the General Instructions for Form 6-K:

Exhibit       Description

No. 1         RNS Announcement, re: Final Results  27 July, 2005




27 July 2005

                            British Energy Group plc

                 RESULTS FOR THE 2.5 MONTHS ENDED 31 MARCH 2005







Highlights


                                                                          British Energy      British Energy
                                                                         Group plc (BEG)    Limited (BE Ltd)
                                                                           2.5 months to       9.5 months to
                                                                           31 March 2005    14 January 2005*


Turnover (GBPm)                                                                   482               1,222
Operating costs before exceptional items (GBPm)                                   400               1,305
Operating profit/(loss) before exceptional items (GBPm)                            82                (83)
Operating profit/(loss) after exceptional items (GBPm)                             63               (143)
Group profit/(loss) on ordinary activities before tax (GBPm)                       54               (357)
EBITDA - continuing activities (GBPm)                                             129                (24)
Cash and liquid funds (GBPm)                                                      456                 398
Net Debt (GBPm)                                                                   220                 489


Realised price (GBP/MWh)                                                         24.0                19.2
Operating unit cost (GBP/MWh)                                                    19.5                21.3
Operating margin (GBP/MWh)                                                        4.5               (2.1)
Earnings per share (p)                                                            6.2                 N/A


Output (TWh)                                                                     16.8                50.6
Nuclear                                                                          14.3                45.5
Coal                                                                              2.5                 5.1



* BE Ltd results are presented on a pre-Restructured accounting basis and cannot be compared with the results of BEG.



- Restructuring completed and shares in new parent company, British Energy Group plc, listed on the London Stock Exchange on 17 January 2005.

- 2.5 month results for the new British Energy Group plc after relisting show the Company returning to profitability.

- Trading Development Programme completed and foundations for our Performance Improvement Programme (PiP) also completed. Investment phase of the improvement programme commenced and is expected to complete in the year ending March 2008.

- New management team in place and 415 new members of staff (net increase of 181) as part of a programme to increase skills and train our workforce. Marked improvement in certain safety and quality performance indicators over the year.

-          Nuclear output was 59.8 TWh down from 65.0 TWh in the prior year.
This was adversely affected by a number of significant unplanned outages principally at our Heysham 1 and Hartlepool stations resulting in lost output totalling 7.4 TWh.

-          Results benefited from increasing electricity prices during the year.

-          Total output was 17.4 TWh for the quarter ended 30 June 2005 (Nuclear
15.7 TWh, Coal 1.7 TWh).

- As at 30 June 2005, approximately three quarters of planned output for the year ending 31 March 2006 fixed at an average contracted price of GBP29.8/ MWh.

- No dividend is proposed in respect of this period. The Board does not expect to propose a dividend before the year ending March 2007. No cash sweep was paid or payable in respect of the 2.5 months to 31 March 2005. The cash sweep percentage was 64.99% at 31 March 2005.

- The Company intends to de-register from the U.S. Securities and Exchange Commission.



Bill Coley, Chief Executive Officer said


"We are focused on investment to improve the output and reliability of our plant and so improve our ability to capture the benefit of increased power prices. We have a lot to achieve and we will not pursue short term gain at the expense of our long term objective. I am determined that British Energy will become a world class nuclear operator."


Explanatory notes


These results include the Financial Statements and Notes for British Energy Group plc (the Company) for the period from its incorporation on 2 July 2004 until 31 March 2005 (the Financial Period). However, the Company did not trade until the acquisition of British Energy Limited (formerly British Energy plc) and its subsidiaries (the Acquired Group) on 14 January 2005 (the Restructuring Effective Date or RED). Therefore, the results reflect the turnover and costs of the Acquired Group from the Restructuring Effective Date to 31 March 2005 (the post-RED period). Where appropriate, we have given information relating to the 12 month period to 31 March 2005 (the year). However, due to the different basis of preparation of the Financial Statements of the Company and the Acquired Group, it is not generally possible to provide directly comparable financial information relating to the year for both companies. The addition of these results for the pre-RED period and the post-RED period will not result in an accurate or meaningful result for either the Company or the Acquired Group for the year. However, to assist readers we have provided an annual equivalent in certain of the tables below. The annual equivalent comprises of an adjusted 2.5 month result for British Energy Group plc which includes certain adjustments to reverse the impact of accounting policies and the impact of the fair valuation exercise, and the 9.5 months results for British Energy Limited adjusted for a one-off charge related to AmerGen. The annual equivalent is unaudited and has not been prepared on the basis of UK GAAP. The preliminary announcement does not constitute statutory financial statements in accordance with the Companies Act 1985. Statutory financial statements for the period ended 31 March 2005 have not been filed with the Registrar of Companies.


Due to the seasonality of our business, the results for the post-RED period should not be taken as giving an accurate indication of what the Company's results for future years might be. In reviewing these results, it is important to note that, in general, output and prices tend to be higher in the third and fourth quarters of the financial year.


The "prior year" or "prior period" refers to the consolidated results of British Energy Ltd for the year ended 31 March 2004.


Annual Equivalent


                                                                                  Annual         BE Ltd
                                                                              Equivalent
                                                                                                  FY 04

Total Output (TWh)                                                                  67.4           72.6
     Nuclear                                                                        59.8           65.0
     Coal                                                                            7.6            7.6
Realised Price (GBP/MWh)                                                            20.4           16.9
Operating Unit Costs (GBP/MWh) before exceptional items                             20.5           16.5
Operating Unit Margin (GBP/MWh) before exceptional items                           (0.1)            0.4
EBITDA Continuing activities (GBPm) before exceptional items                          94            107



Further details of annual equivalent results are given in the financial review. The Company expects the impact of accounting changes and the fair valuation exercise completed at RED, excluding the NLF cash sweep and the impact of other commercial arrangements due to the Restructuring, to increase EBITDA by around GBP250m, increase EBIT by around GBP100m, cash flow GBPnil in the year to 31 March 2006.



Statutory Reporting


A summary of the statutory results is set out below:


Profit & Loss Summary                                                      BEG         BE Ltd       BE Ltd
                                                                    2.5 Months     9.5 Months        FY 04
                                                                          GBPm           GBPm         GBPm

Turnover - continuing activities                                           482          1,222        1,516
Operating costs before exceptional items                                 (400)        (1,305)      (1,459)
Operating profit/(loss) before exceptional items                            82           (83)           57
Net exceptional operating (charges)/credit                                (19)           (60)          283
Operating profit/(loss) after exceptional items - Continuing                63          (143)          340
activities
Profit/(loss) on ordinary activities before tax                             54          (357)          232



The BEG operating result after exceptional operating charges of GBP19m was an operating profit of GBP63m for the post-RED period. The BE Ltd operating results after exceptional operating charges of GBP60m was an operating loss of GBP143m for the pre-RED period and an operating profit of GBP340m for the prior year, after exceptional operating credits of GBP283m. Exceptional items for BEG were severance costs of GBP19m, while for the prior period they include a non-cash accounting adjustment for the partial reversal of GBP295m of the write-down of fixed assets following a further review of fixed assets carrying values.



EBITDA (notes 1, 2) Summary                                                BEG         BE Ltd       BE Ltd
                                                                    2.5 Months     9.5 Months        FY 04
                                                                          GBPm           GBPm         GBPm

Operating profit/(loss) before exceptional items                            82           (83)           57
Add: Depreciation                                                           41             59           50
Add: Amortisation                                                            6              0            0
EBITDA - continuing activities                                             129           (24)          107


EBITDA was positive GBP129m in the post-RED period and negative GBP24m in the pre-RED period.


Details of cash and net debt are summarised in the table below.


                                                                           31 Mar 05       31 Mar 04
Cash Balances                                                                   GBPm            GBPm
Cash not used for collateral                                                     240             276
Cash used for collateral                                                         216             297
Total Cash                                                                       456             573
Total Debt                                                                     (676)           (883)
Net Debt                                                                         220             310


At RED, under the terms of the Restructuring, GBP700m of debt replaced the historic debt of GBP883m, Power Purchase Agreements of GBP316m, the Eggborough related interest rate swaps and the RBS letter of credit.


Output and Unit Costs                                                      BEG         BE Ltd       BE Ltd
                                                                    2.5 Months     9.5 Months        FY 04
Output (TWh)
Nuclear                                                                   14.3           45.5         65.0
Coal                                                                       2.5            5.1          7.6
Total Output                                                              16.8           50.6         72.6
Realised price (GBP/MWh)                                                  24.0           19.2         16.9

Total operating unit cost (GBP/MWh) - as reported                         19.5           21.3         16.5
Margin(GBP/MWh)                                                            4.5          (2.1)          0.4

Total operating unit cost excluding depreciation and                      16.7           20.1         15.8
amortisation of goodwill (GBP/MWh)



(All numbers rounded)


Output for the year ended 31 March 2005 was 67.4 TWh and comprised output of
59.8 TWh from nuclear operations and 7.6 TWh from Eggborough. In the post-RED period, output was 16.8 TWh in total with 14.3 TWh from nuclear operations and
2.5 TWh from Eggborough while the pre-RED period output was 50.6 TWh in total and 45.5 TWh from nuclear operations and 5.1 TWh from Eggborough. In the prior year output was 72.6 TWh comprising of 65.0 TWh from nuclear operations and 7.6 TWh from Eggborough. Output for the post-RED period was adversely affected by an outage at Heysham 1 due to a turbine rotor failure totalling 0.8 TWh. Output for the year was adversely affected by significant unplanned outages including outages at Heysham 1 and Hartlepool stations totalling 7.4 TWh.


The realised price (which is calculated by dividing turnover, net of energy supply costs, miscellaneous and exceptional income, by total output) for the period was GBP24.0/MWh in the post-RED period and GBP19.2/MWh in the pre-RED period compared with GBP16.9/MWh in the prior year reflecting the benefit of increased power prices over the year.


Total operating unit costs excluding revalorisation (which is calculated by dividing the total UK operating cost, net of the exceptional items and energy supply costs, by total output), was GBP19.5/MWh for the post-RED period, GBP21.3/MWh for the pre-RED period. This compares to GBP16.5/MWh for the prior year, an increase of 18% for the post-RED period and an increase of 29% for the pre-RED period. The increases are mainly due to the lower volumes on the largely fixed cost base as well as the impact of certain cost increases for fuel, pensions and depreciation.



Safe Harbour


This document contains certain "forward-looking" statements as defined in
Section 21E of the US Securities Exchange Act of 1934, including statements with respect to British Energy's business plans, the performance of its stations, electricity prices and other matters that are not historical facts concerning the business operations, financial condition and results of operations of British Energy. These forward-looking statements typically contain words such as "intends", "expects", "anticipates", "estimates", "aim", "believe", "assume", "should" and words of similar import, which are predictions of or indicate future events or future trends. These forward-looking statements involve known and unknown risks, uncertainties and other factors, which are in some cases beyond the control of British Energy and may cause actual results or performance to differ materially from those expressed or implied from such forward-looking statements. British Energy has identified some important factors that may cause such differences in its Form 20-F for the financial year ended 31 March 2004 and in its Form 6-K in connection with the Restructuring dated 30 November 2004 which have been filed with the US Securities and Exchange Commission.


Due to the uncertainties and risks associated with these forward-looking statements, which speak only as to the date hereof, we are claiming the benefit of the safe harbour provision referred to above.


Management Presentation and Conference Call


Management will host a presentation at Barber Surgeons Hall, Monkwell Square, London, EC2Y 5BD

for analysts, institutional investors and bondholders at 9.00am (UK time) today, 27 July 2005.


The presentation will be webcast (www.british-energy.com) and dial in facilities can be accessed by dialling;


UK dial in:                                               0845 146 2004
International dial in:                                    +44 (0) 1452 569 393
US dial in:                                               1 866 434 1089


Replay facility - 7 days, UK dial in:                     0845 245 5205
UK International no:                                      +44 (0) 1452 550 000
UK PIN (access) no:                                       7994907#


Management will host a further conference call for U.S. analysts, institutional investors and bondholders at 2.00pm (UK time), 27 July 2005. The conference call can be accessed by dialling;


International dial in:                                    +44 (0) 1452 569 393
US dial in:                                               1 866 434 1089




For further information please contact:


John Searles, Investor Relations:                         01506 408 715
Andrew Dowler, Media:                                     020 7831 3113


A copy of this release and a copy of the presentation in Pdf file format can be found on the Company's web site at www.british-energy.com.


Notes:

1. EBITDA - is defined by the Company as earnings before interest, taxes, depreciation, amortisation and related exceptional items. The Company has included information concerning EBITDA because it believes that it is used by certain investors as one measure of the Company's financial performance. EBITDA is not a measure of financial performance under United Kingdom Generally Accepted Accounting Principles and is not necessarily comparable to similarly titled measures used by other companies. EBITDA should not be construed as an alternative to operating income or to cash flows from operating activities (as determined in accordance with United Kingdom Generally Accepted Accounting Principles) as a measure of liquidity.

2. EBITDA - continuing activities for the pre-RED period and FY 2003/04 include items of a capital nature charged to the profit and loss of GBP66m and GBP70m respectively. Post-RED period is GBPNIL.

British Energy Group plc

Results for the 2.5 months ended 31 March 2005


Chairman's Statement

This has been a year of both exceptional challenges and very significant achievement for British Energy.

Following completion of our Restructuring, which has been described as one of the most complex in UK history, shares in the Group's new parent company, British Energy Group plc, commenced trading on the London Stock Exchange on 17 January 2005.

Our financial results reflect the benefit of increasing prices for baseload electricity, offset by the effects of certain historic power contracts and lower than expected output, largely due to extended outages at Heysham 1 and Hartlepool.

Our Trading Development Programme has been completed as have the first two phases of PiP. We have recruited a new management team and re-organised the business to focus on the long-term performance of our power stations.

PiP will remain our priority for the next few years as we implement the investment phase of the programme to improve our power station reliability and reinforce our profound commitment to the safe operation of our plant.

Over the year we have put considerable effort into improving our safety and environmental performance. As a result, many of our key performance indicators in these areas show improvement. Tragically, however, we have to report an accident at Eggborough power station in July of this year, where one of our
contractors lost his life.   The inquiry we have instigated has yet to report,
but we will ensure that any lessons learned from this sad accident are applied across all of our stations in order to achieve a safer working environment.

We are focussed on securing life extensions for our nuclear power stations, if this can be done safely. If achieved, life extensions will prolong our stations' contribution to the UK's security and diversity of energy supply to the benefit of our shareholders.

There has been some discussion recently regarding the prospect of replacing the current fleet of nuclear power stations in the UK. This could improve the diversity of the UK's energy supply and make an important contribution to the reduction in CO2 emissions in order to meet the UK's commitments under the Kyoto
Protocol.   Whilst we welcome any UK energy policy debate, these are issues for the Government to decide. For our part, the focus is on improving the reliability and performance of our existing stations and we must not let ourselves be distracted by these wider issues.

Over the year there have been a number of changes to the Board and executive management in order to create a strong team to drive changes through the organisation. Having spent two years as a Non-Executive Director, Bill Coley became Chief Executive in April following Mike Alexander's resignation. Bill brings with him a wealth of experience from over thirty five years in the US power industry, latterly as the President of Duke Power. I am confident Bill has the right skills to lead us through the next stage of our development.

Stephen Billingham joined as Finance Director from WS Atkins where he was Finance Director during its successful financial recovery. Stephen has held a number of senior finance roles in major companies including BICC plc (now Balfour Beatty plc) and Severn Trent plc.

David Pryde was appointed as an independent Non-Executive Director bringing with him extensive trading and risk management experience, having held various senior managerial positions in trading businesses at JP Morgan and Co Inc.

The appointment of Roy Anderson as Chief Nuclear Officer was confirmed in April 2005 following agreement from the Nuclear Installations Inspectorate (NII) to the creation of this post.

Our executive management was further strengthened by the arrival of Peter Wakefield as Safety and Technical Director in April 2005. Peter was previously Generation Safety and Assurance Manager for Eskom in South Africa and has extensive experience in the nuclear industry in all aspects of nuclear power plants.

We have a talented team in place to take the organisation forward and I believe that we are well placed to meet our goal of achieving world class nuclear operations.

I hope you will be able to join us at our forthcoming annual general meeting. The resolutions being considered this year ask shareholders to support the Board's recommendation to seek to deregister from the US Securities and Exchange Commission (SEC). SEC registration has a considerable annual cost implication and takes up a great deal of management effort and, now that we have disposed of our US stations and ceased to have an ADR listing, we think this would be better spent improving our operational performance.

The resolutions to be considered will also include several changes to the British Energy Group plc Long Term Deferred Bonus Plan (the LT plan) which the Remuneration Committee believes are necessary to make it consistent with our current business needs. The changes include a modification to the output targets for the financial year ending 31 March 2006 to a range of 62 to 64 TWh. These changes do not affect our expected average annual nuclear output over the next two years which remains at 63 TWh.

Last year placed exceptional strains on everyone in British Energy. One way or another, the Restructuring, the extended outages at Hartlepool and Heysham 1, and the demanding trading conditions we faced during a difficult year engaged every member of staff. That we came through the year in good order is a tribute to the professionalism, commitment and sheer resilience of all concerned. On behalf of all the members of the Board, I should like to pay tribute and give our warmest thanks and appreciation to the entire British Energy team.

Adrian Montague, CBE

Chairman



Review of Operating Performance



Overview

With Restructuring behind us, the future at British Energy is one of challenges, a defined path for improvement and a talented team to execute it.

This has been a testing year, with output well below the level we have the potential to deliver. Nuclear output was adversely affected by unplanned outages, the electricity market was volatile and we completed a lengthy restructuring. The results reflect these events.

What we must do to make British Energy successful is clear.

We must: -

- achieve world class nuclear operations;

- improve our financial stability; and

- pursue life extensions for our stations.

These are not insignificant undertakings but we are committed to securing them.

We have achieved a great deal in the year. We completed our Trading Development Programme and the first two phases of PiP.

We have reorganised the Company to focus on the system health of our stations, and created an asset improvement division with skills in asset prioritisation, engineering and project implementation. As a result, we are optimising investment focused on maximising value but always keeping safety and environmental performance as our fundamental priority.

We now have systems and information technology tools in place to enable us to better manage the business risks associated with maximising the value we obtain for our product. We are making greater use of financial products with the aim of achieving price stability over a longer horizon.

We have received support from the World Association of Nuclear Operators (WANO) and industry experts to assist in an asset condition survey and to identify and implement the systems, process and human performance changes consistent with other nuclear performance improvement programmes worldwide.

We are committed to being proactive in maintenance of our stations through new station management structures, a new skills hiring programme and investing in training and leadership development for our staff. The organisational changes have been made. We have a new management team and 415 new members of staff (net increase of 181) with further new recruits expected in the coming year.
Training and cultural change is and will continue to be an ongoing activity. With these changes in place, we are integrating the processes and lessons learned from PiP across the organisation in the coming year and they will become part of business as usual.

We are already seeing signs of progress. For example, our non-outage defect backlog has reduced by 55%.

One of our main operational challenges is to reduce the level of unplanned losses. To that end, we have recently completed an asset prioritisation process which will form the basis of the next stage of PiP. The investment phase, which we commenced this year, is designed to improve plant reliability through strategic investment. Investment will bring improvements but the full extent will not be seen until completion of the investment phase in 2007/08.

Our plan for the year ending 31 March 2006 for investment in plant projects, strategic spares, including costs associated with PiP, is unchanged at GBP230m to GBP250m.

We will continue to pursue life extensions for our nuclear power stations. The first of these decisions is with respect to Dungeness B. The technical and commercial work is progressing well and a decision is expected to be made in the autumn.

Nuclear output for the year was 59.8 TWh. This is below what our nuclear power stations will be capable of delivering if PiP is delivered successfully and we are dedicated to ensuring that it is.

We will not pursue short-term gain in output at the expense of completing the investment required to make our plants perform reliably, in line with world class operational performance. Accordingly, we expect the average annual nuclear output over the next two years to be 63 TWh.

Nuclear output for the quarter ended 30 June 2005 was 15.7 TWh. Output from our coal-fired plant was 1.7 TWh for the same period. Output for the quarter is in line with plan.

The wholesale market forward price for baseload electricity has risen significantly in recent months and continues to show considerable volatility. We have benefited from the recent rise in power prices, however, contracts for the remainder of our planned output for the current year are expected to fix throughout the year and thus are subject to market movements in electricity prices.

At 30 June 2005, we had fixed price contracts in place for approximately three quarters of planned output for the year ending 31 March 2006 at an average contract price of GBP29.8/MWh. This is discussed in more detail in the section Power and Energy Trading - Outlook for 2005/06.

I am grateful to our stakeholders for their support and understanding during this testing period for all concerned with the Company.

I am also immensely grateful to our dedicated staff who continue to demonstrate their commitment to our Company and the enthusiasm and drive to achieve world class nuclear operations.



Business Focus



We supply around one fifth of the UK's electricity requirements. We have eight nuclear power stations. Seven are powered by Advanced Gas-cooled Reactors
(AGR), the eighth, is powered by the UK's sole Pressurised Water Reactor (PWR). We also have one coal-fired power station which provides flexible generation. Across the Group we employ around 5,400 staff. Our electricity is sold through a number of routes including our direct supply business, which is now one of the leading suppliers to the UK industrial and commercial sector.

World Class Nuclear Operations

During the year we continued to implement PiP with the aim of improving the reliability of our nuclear power stations and reducing the level of unplanned nuclear losses. The programme has six main areas: foundation (organisation, people, leadership and culture change), training, human performance, equipment reliability, management of work and operational focus. The focus for the past year has been on improvements relating to people and processes in each of these areas.

Over the year we have developed and implemented a new organisational structure. We have also created assessment and development centres for senior staff and introduced new station management structures. We have recruited 415 staff (a net increase of 181) to enhance operational skills throughout the organisation. Training is a key part of PiP and we have strengthened our processes as a result.

Development of managers has continued through the provision of on-site coaching support and the use of action learning groups. We have educated managers on how to encourage positive behaviour, reinforce standards and expectations, and promote the use of error reduction tools in order to ensure the best possible performance from our staff. Managers are expected to spend time "in the field" every week observing and coaching staff. This has had a positive effect on many of our key performance indicators including lost time accidents, nuclear reportable events and unplanned automatic reactor trips.

To address equipment reliability issues we have formed an Asset Planning and Investment group (API). The API and associated processes will enable more effective investment and support the planned increase in investment in our plants. We are also creating System Health Departments at each station to further address this issue.

We have also completed the roll out of a comprehensive Corrective Action Programme (CAP) across the nuclear fleet. This programme enables identification and rectification of issues concerning people, plant and processes and is identified by many US nuclear plant operators as being a key factor in driving performance improvement.

We have had significant success in establishing and embedding a consistent set of processes relating to management of work in our nuclear power stations. As a result, we have seen a significant reduction in our non-outage defect backlog, beyond our stretch target for the year.

We have now started an effectiveness review process across all areas of PiP, to ensure that the improvements introduced are effective and sustainable. Over the coming year we will integrate the lessons learned from PiP into the line organisation.

In recognition of the work carried out on change management, we were short-listed for a Manufacturing Excellence Award from the Institute of Mechanical Engineers.

Sizewell B hosted a follow-up review with WANO in June 2005 at which the WANO team leaders indicated that the long standing trend in declining performance levels at our nuclear power stations had been stopped and noted visible signs of improvement in most areas of previous concern.

Financial Stability

Our ability to take advantage of market conditions is impacted by the requirement to post collateral in the absence of an investment grade credit rating. We expect this to improve as cash balances increase through time. However, in the short-term, we aim to improve financial stability through improved trading risk management and greater use of financial products to minimise the impact of collateral requirements. No change in our credit rating is expected in the near term. Any improvement will require us to demonstrate, amongst other things, sustained reliability of our power stations over time.

Life Extensions

We are continuing to pursue life extensions for our nuclear power stations. This will require technical and commercial evaluations and we expect to complete these at least three years in advance of the planned decommissioning date for each of our nuclear power stations. The work for Dungeness B is progressing well and we expect to make a decision regarding its accounting life extension in the autumn.



Nuclear Generation



Nuclear output for the post-RED trading period was 14.3 TWh. Nuclear output for the year was 59.8 TWh against a revised target of 59.5 TWh, down from 65.0 TWh in the previous year.

A requirement for significant additional work was identified during the statutory outages on one reactor at each of Heysham 1 and Hartlepool. The subsequent planned shutdown of the second reactor at Hartlepool and the unplanned shutdown of Heysham 1's second reactor resulted in extended outages at all four of these reactors. This was necessary to undertake not only planned cast iron pipework replacement works but also the inspection of boiler closure units and to address emergent fire and flood safety case requirements.

All four units returned to service at the end of December 2004, although a subsequent turbine blade failure at Heysham 1 at the end of January resulted in one unit being shut down until early April 2005 while repairs were carried out. The resultant loss of output in the year from these unplanned outages was 7.4 TWh.

The year's best performing power station (by unit capability factor) was Sizewell B with a total output of 9.1 TWh (a unit capability factor of 88%). Hinkley Point had the highest output for the year with a total of 9.3 TWh (a unit capability factor of 87%). The rolling three year performance achieved by Dungeness B was its best ever.

We completed four statutory outages in the year with a further statutory outage at Sizewell B commencing in March 2005 leading to a total loss of output from statutory outages of 2.9 TWh. A further loss of output of 3.0 TWh was attributable to refuelling. In addition to the loss of output from the unplanned outages at Heysham 1 and Hartlepool described earlier, there were further losses of potential generation from unplanned outages of 9.9 TWh. Of these, some 6.5 TWh were due to outages of 14 days or less.

We plan to carry out six outages in the year ending 31 March 2006 including the statutory outage at Sizewell B, which commenced in March 2005.

Recent Developments

During the statutory outage inspection at one unit at Heysham 1 in May 2005 we identified a further issue relating to the potential for stress corrosion cracking of primary "holding down" bolts (bolts).

We are carrying out work programmes to satisfy ourselves as to the integrity of the bolts and we expect these to have been completed by the end of July 2005.
As a consequence, the return to service of the unit is expected to be delayed by around a month. One unit at Hartlepool (which is of similar design) is currently shut down for repair work to the generator transformer and the return to service of this unit is expected to be delayed for a month for similar work to be carried out.

We intend to inspect the integrity of the bolts at the other two units at Heysham 1 and Hartlepool later this year.

As a result of the graphite brick inspections at Hartlepool we have increased the frequency of our inspections of the graphite cores affected and are required to undertake and develop further safety cases in conjunction with the NII.

In April 2005 we were advised of an incident at British Nuclear Group's (a subsidiary of BNFL) (BNG) Thermal Oxide Reprocessing Plant which reprocesses spent fuel from our AGR power stations. BNG have assured us that the necessary steps will be taken to maintain continuity of AGR spent fuel receipts at Sellafield.

Safety

Overview

We are continuing to maintain a high profile for safety and, together with the protection of the environment, it will continue to be a fundamental priority of the Company. The changes to our organisational structure are designed to enhance accountability for every aspect of our safety performance.

Nuclear Safety

The International Nuclear Event Scale (INES) is the standard scale for communicating the significance of nuclear safety events. In the year the number of reportable events was 47, a significant decrease from the 77 in the previous year. None of these events were rated higher than Level 1 - the lowest point of the scale. Such events are classed as minor operating incidents with no impact on staff or the general public. In addition to the role played by PiP, an important contribution to this improvement has come from the completion of the programme to implement new operating rules and instructions at our AGR power stations through a procedure known as "Technical Specifications". This is the approach in use at most high performing nuclear plant around the world.

Radiological Safety

The collective radiation dose to workers at our stations was 0.03 manSv/reactor in the calendar year 2004, a decrease from the collective dose of 0.09 manSv/ reactor in the prior calendar year. This represents approximately one-twenty-fifth of the worldwide median of the operators contributing to WANO and places us within the top 10% of performers in this respect.

Industrial Safety

We encourage the reporting of accidents, including those where no injury resulted.

We have put significant effort into improving the investigation and analysis of all accidents to identify "root causes" and opportunities for improvement.

In order to ensure health and safety issues are raised and addressed we consult regularly with our workforce and contractors. This is achieved through meetings of the Health and Safety Committee both at corporate and site level, team safety meetings, workforce questionnaires and observation tours.

During the year our accident frequency rate for nuclear generation was 0.22 per 200,000 man-hours of operation, a significant decrease from 0.53 per 200,000 man-hours in the previous year. There was also a reduction in lost-time accidents involving either employees or contractors working on our nuclear sites to 22, from 41 in the previous year.

We also saw a reduction in lost-time accidents at Eggborough involving either staff or contractors from seven to four in the last year.

Environmental Performance

We have taken a number of steps during the year to improve our environmental performance and regulatory compliance, including strengthening central and station environmental organisation and embarking on a major programme of improvements to procedures at our power stations.



All radioactive waste produced by power stations is highly regulated and controlled so as to minimise discharges and ensure they remain within authorised limits. During the course of the year none of our stations exceeded the relevant Radioactive Substances Act authorised discharge limits and the highest potential radiation dose to any member of the public from our stations remained very low (at least 50 times less than the average UK dose from natural radiation).

However, an event at Sizewell B in September 2004 resulted in the Environment Agency issuing an enforcement notice under the Radioactive Substances Act 1993, for failure to maintain and keep in good repair the system for discharging a waste stream. This event did not result in an impact on the environment but did indicate procedural shortfalls which we are now addressing. Using the Environment Agency's classification scheme, there were no events within British Energy during the year which could be classed as incidents resulting in actual harm.

Power and Energy Trading

Market Conditions

Electricity prices in the UK wholesale market reached an all time high during the year, driven up by high oil and gas prices and concerns in the market over the ability of gas supplies to meet demand at peak times. Both spot and forward power prices have also been very volatile throughout the year.

Gas prices continue to be a key influence on the electricity market. In autumn 2004, National Grid Transco highlighted a risk that there might be insufficient gas to meet power station demand in the event of a cold winter. This contributed to a sharp rise in gas and power prices for winter 2005 and 2006. Although temperatures in winter 2004 were above long-term averages, relatively cold weather at the end of February, coupled with reduced gas supply, triggered exceptionally high spot prices for both gas and power. Worldwide demand for coal has remained strong, keeping coal prices in the range $60-$80/tonne for delivery to European ports.

The forward price for annual baseload electricity for 2005/06 delivery rose from around GBP24.5/MWh in March 2004 to over GBP35.0/MWh by the end of March 2005, an increase of over 40%. Concerns over a potential shortfall in winter peak gas supply contributed to a rise in the price for delivery for the year from October 2005 to over GBP37.0/MWh in early October 2004. As at 30 June 2005, the price for delivery from October 2005 had subsequently risen to over GBP49.0/MWh.

Trading Strategy

We have continued to follow a prudent trading strategy, in line with commitments made in the prospectus we issued in November 2004 (the Prospectus), in order to reduce the Group's exposure to potential falls in the market price of electricity. Our routes to market include direct sales to industrial and commercial customers, contracting in the wholesale market, together with sales of balancing and ancillary services to National Grid Company.

Our contracted price position continues to include the impact of a number of fixed and capped price contracts entered into at a time when significantly lower market prices prevailed. The contract portfolio also includes profiled contracts (both wholesale and direct sales) and therefore the contracted price is not directly comparable to a baseload market price.

In a period of rising prices, selling forward generally results in a realised price that is less than market out-turn prices. However, a proportion of our output is contracted at variable prices and hence reflects out-turn prices. We also take advantage of the differential between peak and baseload prices in deciding when to operate our coal-fired plant.

Trading Development Programme

We have now completed our Trading Development Programme. We have developed sophisticated plant performance and reliability models to assist in decisions over the optimum running of our plant and improved risk monitoring policies and procedures. We have also made major changes to develop communications and interface arrangements between our generation, trading and direct supply activities to enhance business performance.

Business Performance

Our realised price (which is calculated by dividing turnover, net of energy supply costs and miscellaneous and exceptional income, by total output) for the year was GBP20.4/MWh, an increase of approximately 20% compared with a realised price of GBP16.9/MWh in 2003/04. We benefited from higher market prices, however, this was offset by certain historic power contracts and the consequences of a number of unplanned outages. Imbalance costs were incurred together with market purchases at short notice and at higher prices to cover lost generation from these unplanned outages.

Direct Sales to Customers

Volume equivalent to almost half of our generation was sold directly to industrial and commercial customers in the year. Total direct sales for the year were 31.4 TWh, up approximately 7% from 29.2 TWh in 2003/04. We now have over 2,000 customers and are supplying over 15,000 sites across Great Britain. We have continued to hold number one ranking in the quarterly customer satisfaction survey of industrial and commercial customers carried out by the Energy Information Centre, a position we have now held for over five years. We also regained the top ranking for customer satisfaction in Datamonitor's six-monthly survey, reported in March 2005, against strong competition from other suppliers. Our direct supply business was transferred to a new subsidiary company, British Energy Direct Limited (BEDL), on 1 April 2005 fulfilling one of the State Aid conditions. BEDL is licensed to supply non-domestic customers throughout Great Britain.

Eggborough

Output from our coal-fired power station at Eggborough was 7.6 TWh during the year, unchanged from the prior year. Eggborough is operated primarily as a flexible mid-merit plant and its output level is influenced by a number of factors including the market prices of coal, carbon and electricity.

Recently, evidence of turbine blade cracking was found in two units. With minor repairs to one unit and modification of the second during the current outages, these units should be returned to service shortly at slightly reduced output. Inspection of the remaining similar turbine on a third unit should also be completed shortly.

The capability has been developed at Eggborough for co-firing coal with various forms of organic matter (biomass) which qualify for co-fired Renewable Obligation Certificates (ROCs).

On 1 January 2005, the European Union's Emissions Trading Scheme (ETS) came into effect. From that date, all installations included in the scheme must have a permit to emit greenhouse gases and will be required to submit allowances on an annual basis to cover their emissions of CO2. Initial allowances have been allocated by the Government according to a National Allocation Plan which was approved by the European Commission. In the National Allocation Plan published by the Government and approved by the European Commission, Eggborough has been granted an allocation of 4.54 million tonnes of CO2 allowances under the ETS for each of the calendar years 2005, 2006 and 2007 equivalent to output of approximately 5 TWh per annum. The cost of carbon is factored into our decisions over the economic running of Eggborough.

Eggborough's future output will also be affected by the Large Combustion Plant Directive (LCPD), which sets limits on the emissions of sulphur dioxide, nitrogen oxides and particulates from fossil-fuel power stations from 2008. Flue Gas Desulphurisation (FGD) equipment has been fitted to Units 3 and 4 at Eggborough in order to comply with the requirements of the LCPD. A performance problem emerged during commissioning tests on the FGD equipment in 2004. Remedial works have now been completed and further tests are being carried out. Units 1 and 2 have been opted out from the LCPD requirements subject to resolution of certain issues of interpretation between the Government and the European Commission. These include a question over whether a "plant" will be treated as a whole power station or as individual generating units of which Eggborough has four. The European Commission's decision may have an impact on the future life of the station. As a result, the deadline for any decision to reverse the LCPD opt out for Units 1 and 2 has been deferred by six months, to 31 December 2005.

Outlook for 2005/06

As at 30 June 2005, fixed price contracts were in place for approximately three quarters of planned output for the year ending 31 March 2006 at an average contracted price of GBP29.8/MWh. This price excludes the impact of higher prices that might have been achieved as a result of running Eggborough to take advantage of the differential between plan and baseload prices. This price also excludes Balancing Services Use of System and other electricity market participation charges of around GBP0.7/MWh, and market costs incurred through output variation and unreliability expected to be around GBP1.0/MWh, and the impact of capped price arrangements of approximately 5 TWh at around GBP30.0/MWh. We intend to progressively close out our exposure to market prices for 2005/06 and to build our hedge position for 2006/07 subject to limits on trading collateral.

The market price of CO2 allowances has risen since the beginning of 2005, and reached over EUR15/tonne of CO2 on 1 April 2005 and EUR25/tonne at 30 June 2005, increasing the cost of marginal coal and gas generation.

Recent Developments

On 1 April 2005, the British Electricity Transmission and Trading Arrangements (BETTA) were brought in to include Scotland in the existing market arrangements for England and Wales. As a result our traded portfolio now includes output from our two Scottish stations. The historic contractual arrangement for the sale of our Scottish output, known as the Nuclear Energy Agreement, came to an end when BETTA was implemented. Under BETTA, the National Grid Company has responsibility for operating and balancing the transmission system across Great Britain. Revised charging arrangements for access to the transmission network were introduced at the same time.

In June 2005 the European Commission launched an inquiry into competition in gas and electricity markets focusing on how prices are set. An interim report is expected at the end of 2005 with the main results to follow in 2006.

Bill Coley

Chief Executive



Financial Review



Introduction

British Energy Group plc (BEG) acquired British Energy Limited (BE Ltd) and its subsidiaries (the Acquired Group) on the Restructuring Effective Date (RED) which was 14 January 2005. BEG was incorporated on 2 July 2004 and the results presented in the financial statements cover the period from 2 July 2004 to 31 March 2005. Until RED, BEG did not trade and therefore the results are those of the Acquired Group from RED to 31 March 2005.

To facilitate a degree of comparability an annual equivalent for the year ended 31 March 2005 has been derived drawing together turnover and certain cost information from BEG and BE Ltd adjusted appropriately. This is set out in the section entitled Annual Equivalent. All annual equivalent results are unaudited.

Changes to the presentation and measurement of results

The Restructuring of the Group's debt and equity structure, and the changes to the terms of the key contractual relationships, result in significant differences in the basis of results presented for BEG when compared to the results of BE Ltd.

The changes with the most significant impact fall in to the following principal areas:

-   Implementation of a debt for equity swap.
- Application of acquisition accounting method. This has required use of Standard & Poor's Corporate Value Consulting to assist in completing an exercise to fair value the various assets acquired as a result of implementation of the Restructuring.
-   Implementation of revised commercial terms for certain contracts with BNFL.
- Changes to certain accounting policies to reflect the new financial structures and contracts. The most significant changes being full adoption of FRS17 for measurement and presentation of liabilities for defined benefit schemes, and accounting for the arrangements with the Nuclear Liabilities Fund.



Revised nuclear liabilities funding arrangements

Under the new arrangements with the Secretary of State, the former Nuclear Decommissioning Fund was enlarged into and renamed the Nuclear Liabilities Fund
(NLF), which will fund, subject to certain exceptions, the Group's qualifying uncontracted nuclear liabilities and qualifying decommissioning costs. In consideration for the assumption of these liabilities by the Secretary of State and the NLF, British Energy Holdings plc issued GBP275m in New Bonds to the NLF and undertook to effect further contributions, the most significant element being the Cash Sweep Payment. The NLF has the right from time to time to convert all or part of the Cash Sweep Payment into Convertible Shares. The Group will continue to recognise nuclear liabilities on its balance sheet pending their being discharged by payments received from the NLF.

The Government provides an indemnity to cover services for spent AGR fuel loaded pre-Restructuring. A nuclear liabilities receivable is recognised in respect of this indemnity. The Government also provides an indemnity to indemnify British Energy against any future shortfall on NLF funding of qualifying uncontracted nuclear liabilities (including PWR back-end fuel services) and qualifying nuclear decommissioning costs. A NLF receivable asset is recognised representing the aggregate value of the investments held by the Nuclear Liabilities Fund and the Government indemnity. Both of these receivable amounts are stated in the balance sheet at current price levels, and each year the financing charges in the profit and loss account will include the revalorisation of these receivables required to match the revalorisation of the nuclear liabilities.

The annual Cash Sweep Payment can only be determined after the end of the financial year and is contingent as it is based on the cash generation in the individual financial year. Therefore, it will only be recognised and provided for when it becomes payable and will be recorded as an operating cost of the applicable financial year.

Group Results

In the following discussion the "trading period" or "post-RED trading period" refers to the period from 15 January 2005 to 31 March 2005.

The result of the post-RED trading period can be summarised as follows:


                                                                             BEG
                                                                      2.5m ended
                                                                        31 March
                                                                            2005
                                                                            GBPm

Group turnover                                                               482
Operating profit before exceptional items                                     82
Exceptional items                                                           (19)
Operating profit after exceptional items                                      63
Financing charges                                                            (9)
Profit before tax                                                             54



The discussion below focuses primarily on the results of continuing activities for the post-RED trading period before exceptional items.

Turnover

Group turnover from continuing activities comprised generation sales, direct supply sales and miscellaneous income. BEG turnover for the post-RED trading period was GBP482m.

The analysis of turnover for the period ended 31 March 2005 is as follows:

                                                                                   BEG
                                                                             2.5m ended
                                                                               31 March
                                                                                   2005
                                                                                   GBPm

Group turnover
Continuing activities - acquisition
- Wholesale generation sales                                                        233
- Direct supply sales net of energy supply costs                                    170
- Turnover excluding energy supply costs and miscellaneous income                   403
- Energy supply costs recharged to customers                                         73
- Miscellaneous income                                                                6
Turnover                                                                            482

Output can be analysed as follows:
                                                                                    BEG
                                                                             2.5m ended
                                                                               31 March
                                                                                   2005
                                                                                    TWh
Nuclear                                                                            14.3
Eggborough                                                                          2.5
Total                                                                              16.8



Output was 16.8 TWh and comprised output of 14.3 TWh from nuclear operations and
2.5 TWh from Eggborough in the post-RED trading period.

The realised price (which is calculated by dividing turnover, net of energy supply costs, miscellaneous and exceptional income, by total output) for the post-RED trading period was GBP24.0/MWh. A discussion on the movement of prices and the Company's strategy for trading is contained in the Power and Energy Trading section.

Operating Costs

The BEG operating costs for continuing activities excluding exceptional items were GBP400m in the post-RED trading period.

Total operating unit costs excluding revalorisation (which is calculated by dividing the total operating cost, before exceptional items and energy supply costs, by total output), was GBP19.5/MWh for the post-RED trading period. The component elements of the operating costs are discussed below.


                                                                                    BEG
                                                                             2.5m ended
                                                                               31 March
                                                                                   2005
                                                                                   GBPm

Continuing activities excluding exceptional items:
Fuel costs                                                                          127
Materials and services                                                               82
Staff costs                                                                          63
Depreciation charges                                                                 41
Goodwill amortisation                                                                 6
Other operating expense                                                               8
Energy supply costs                                                                  73
Cash sweep payment                                                                    -
Total operating costs excluding exceptional items                                   400
Exceptional operating costs - staff costs                                            19
Total operating costs including exceptional items                                   419




Fuel costs in total amounted to GBP127m for the post-RED trading period for BEG. Nuclear fuel costs were GBP71m and coal costs were GBP56m. Coal costs include costs of GBP10m attributable to carbon costs as well as other Eggborough fuel costs.

The financial statements for the post-RED trading period have been prepared on the basis of the revised BNFL contracts in respect of back end fuel costs which became effective on completion of the Restructuring.

Materials and services costs comprise the operating expenses of the power stations and support functions excluding fuel costs, staff costs and depreciation. The BEG costs during the post-RED trading period were GBP82m. In addition, there was capital investment expenditure in the post-RED trading period of GBP35m which was capitalised.

Staff costs totalled GBP63m including pension costs under FRS17 of GBP9m for the post-RED trading period.

Depreciation and amortisation charges were GBP47m for the post-RED trading period. This comprised depreciation of GBP41m and goodwill amortisation of GBP6m. Depreciation charges in the post-RED trading period reflect the result of the significant increase in the value of opening fixed assets as a result of the fair value exercise.

Energy supply costs mainly comprise the costs incurred for the use of the distribution and transmission systems and are fully recovered through turnover. The Group is required to purchase ROCs as part of the regulations governing climate change. Total energy supply costs in the post-RED period were GBP73m.



Cash Sweep Payment

There was no Cash Sweep Payment due in respect of the post-RED trading period. For further details see note 1(xi) of the financial statements.

Exceptional Items

In the post-RED period there was an exceptional charge in relation to severance costs of GBP19m.

Operating Profit

The Group operating profit before exceptional items was GBP82m for the post-RED trading period.

Financing Charges, Net Interest and Revalorisation

The total BEG financing charges for the post-RED trading period were GBP9m made up of total revalorisation of GBP5m, net interest expense of GBP5m, and a GBP1m net credit to financing charges for the pension liability.

The total financing charges are analysed below:


                                                                                    BEG
                                                                             2.5m ended
                                                                               31 March
                                                                                   2005
                                                                                   GBPm

Revalorisation of nuclear liabilities                                                50
Revalorisation of nuclear liabilities receivable and NLF receivable                (50)
Revalorisation of fixed decommissioning obligation                                    3
Revalorisation of contracts provision                                                 2
Total revalorisation                                                                  5
Net interest expense                                                                  5
Net credit to finance charge for pension liability                                  (1)
Total financing charges                                                               9




Revalorisation of nuclear liabilities arises because nuclear liabilities are stated in the balance sheet at current price levels, discounted at 3% per annum real from the eventual payment dates. The revalorisation charge is the adjustment that results from restating these liabilities to take into account the effect of inflation in the period and to remove the effect of the discount for the period.

A revalorisation credit arises in respect of movements in the value of the nuclear liabilities and NLF receivable to take account of the underlying movement in nuclear liabilities, see note 1(xviii) to the financial statements.

Revalorisation charges arise in respect of the fixed decommissioning obligation and the contracts provision to reflect the unwind of discount for the period.

The net BEG revalorisation charge for the post-RED trading period was GBP5m.The weighted average of RPI and RPIX used to revalorise the Group's nuclear liabilities in the post-RED trading period was 0.5%.

Taxation

There was a GBP19m taxation charge on ordinary activities for the post-RED trading period. There is no current tax charge for the period as any taxable profits are sheltered by tax losses brought forward. The tax charge for the period comprises entirely of deferred tax.

A deferred tax asset of GBP450m was recognised at 31 March 2005. See note 22 to the financial statements for further details.

Earnings per Share

The earnings per share in the post-RED trading period was 6.2p and 6.0p on a fully diluted basis. The Cash Sweep conversion right is not considered to be economically dilutive and therefore has been excluded from the diluted earnings per share calculation. At 31 March 2005, the Cash Sweep percentage was 64.99%, which if fully converted would equate to the issue of 1,042m further shares. For further discussion of the effect of the Cash Sweep arrangements on earnings per share see note 9 to the financial statements.

Research and Development

The Group supports primarily scientific and engineering research activities directed toward securing further improvements in the reliability, performance and safety of the generating business and related activities. For the post-RED trading period, expenditure on research and development was GBP3m which is included within material and services costs.

Review of Fixed Assets  -  Fair Values

As a result of the Restructuring the Group conducted an exercise to attribute a fair value to all assets including the fixed assets of the Acquired Group.

The Company engaged Standard & Poor's Corporate Value Consulting, a division of The McGraw-Hill Companies Inc, to assess the fair value of the assets acquired as part of the Restructuring. The fair value of total assets was estimated by assessing the cash flows of the Acquired Group, discounted using a weighted average cost of capital. The derived value was then allocated across the individual categories of assets acquired including fixed assets. The cash flow projections were derived using a combination of short-term market estimates of future electricity prices and the Company's view of longer term prices. The Company's long-term views of prices were benchmarked against independent estimates. In deriving the cash flows the Company used output projections prepared and independently reviewed as part of the Company's listing process.

The valuation of fixed assets assumes that in an arms length transaction, a willing buyer would have anticipated confirmation of an accounting life extension for Dungeness B of five years on the basis of the accumulated information available to the Company at RED. A decision on the Dungeness B accounting life extension will be announced in the autumn. The net book value of fixed assets at 31 March 2005 was GBP1,678m. Full detail is included in notes 10, 11 and 12 to the financial statements.

Net Assets

Group net assets including the retirement benefits liability were GBP1,615m at 31 March 2005.

Capital Expenditure

In the post-RED trading period fixed assets additions of GBP35m were capitalised. This includes additions to strategic spares and statutory and planned outage costs reflecting the revised accounting policies adopted by BEG. These accounting policies are set out further in the financial statements. Following the completion of the Restructuring and the fair value exercise, the Directors have concluded that it is now possible to capitalise fixed asset additions to the extent that it is possible to demonstrate that the capital investment expenditure enhanced the value of the fixed assets.

Current Assets

Total current assets were GBP5,596m at 31 March 2005. The largest components of this were the receivable after more than one year in respect of the NLF receivable of GBP1,863m and nuclear liabilities receivable of GBP2,131m, as well as GBP456m in cash and liquid funds.

Total stocks were GBP331m, comprising nuclear fuel stocks of GBP267m, coal stocks of GBP14m and other stocks of GBP50m. Total debtors due within one year were GBP469m.

Current Liabilities

Creditors due within one year (excluding borrowings) were GBP559m, largely relating to trade creditors and accruals of GBP292m and the current portion of nuclear and NLF liabilities of GBP201m.

Provisions

Provisions at 31 March 2005 of GBP2,150m comprised accrued nuclear liabilities of GBP1,863m, a mark to market contract provision of GBP250m and other provisions of GBP37m.

Pensions

The financial statements have been prepared on the basis of fully implementing FRS17 - Retirement Benefits (FRS17) in respect of the defined benefit pensions schemes. The FRS17 valuation is based on a valuation of assets and liabilities at a particular point in time and does not necessarily take account of the long-term nature of pension schemes. Movements in equity markets and bond yields can create considerable volatility in the FRS17 valuation at different points in time.

The net pension deficit for the UK Schemes under FRS17 reflected on the balance sheet as at 31 March 2005 was GBP348m (GBP244m net of the related deferred tax asset).

The Trustees of the Schemes follow an investment policy whereby a high proportion of the Schemes' assets is invested in equities. One consequence of this investment policy, and the methodology and assumptions used for determining the Schemes' liabilities under FRS17, is that the difference between the market value of the Schemes' assets and its FRS17 liabilities (i.e. its FRS17 "surplus" or "deficit") is expected to be volatile. Indeed, the amount of any surplus or deficit could change significantly over periods as short as a day (in the event of significant market movements). The results reported should not, therefore, be taken as an indication of the Schemes' financial position in accordance with FRS17 on any date other than 31 March 2005.

The funding of the Pension Schemes is based on the results of three-yearly valuations by independent actuaries rather than on the results of the FRS17 valuation. The latest valuation was carried out as at 31 March 2004 and the actuarial deficit at that date was GBP385m. The Group will make additional employer contributions of GBP19.0m, GBP19.5m and GBP20.0m in the years ended 31 March 2006, 2007 and 2008 respectively. Those additional contributions will rise to GBP50.3m for the year ended 31 March 2009 and remain at that level until the year ended 31 March 2017. The requirement for additional contributions will be reviewed as part of the next three yearly valuation on 31 March 2007.

Total Recognised Gains and Losses

In addition to the profit after tax of GBP35m in the post-RED trading period, total recognised gains and losses included an actuarial gain of GBP81m and a deferred tax credit of GBP24m relating to the Group's pension schemes.

The actuarial gain of GBP81m mainly arises as a result of the revised financial and demographic assumptions adopted as at 31 March 2005 compared to RED.

Liquidity and Capital Resources

Receivables Facility Agreement

On 25 August 2004 our subsidiary British Energy Generation Limited entered into a receivables financing facility agreement with Barclays Bank PLC. This contains detailed covenants for the benefit of the facility provider, which mirror those under the New Bonds. In addition to these, the agreement also contains a financial interest coverage covenant (assessed on a consolidated group-wide basis) and covenants relating to the conduct of the electricity supply business customary for a receivables facility. On 1 April 2005 this facility was transferred to British Energy Direct Limited (BEDL) at the same time as the direct supply business was transferred from British Energy Generation Limited to BEDL. At 31 March 2005 and RED, the facility was undrawn.

Cash Flow

A reconciliation of profit after tax and exceptional items to earnings before interest, tax, depreciation and amortisation (EBITDA) is shown in the following table. EBITDA is a measure used internally by the Group. The EBITDA calculations are shown for the total results and also to exclude exceptional items for the continuing business. The EBITDA calculation for the continuing activities is further reconciled to the operating cash flow from continuing activities and then to the increase in cash and liquid funds.



EBITDA is defined by the Company as operating income before interest expense, income taxes, depreciation and amortisation. The Company has included information concerning EBITDA because it believes that it is used by certain investors as one measure of the Company's financial performance. EBITDA is not a measure of financial performance under United Kingdom Generally Accepted Accounting Principles and is not necessarily comparable to similarly titled measures used by other companies. EBITDA should not be construed as an alternative to operating income or to cash flows from operating activities (as determined in accordance with United Kingdom Generally Accepted Accounting Principles) as a measure of liquidity.



                                                                                    BEG
                                                                             2.5m ended
                                                                               31 March
                                                                                   2005
                                                                                   GBPm


Profit after tax and exceptional items                                               35
Net interest expense                                                                  5
Total revalorisation                                                                  5
Net credit to financing charges for pension liability                               (1)
Tax                                                                                  19
Goodwill amortisation                                                                 6
Depreciation charges                                                                 41
EBITDA                                                                              110
Exceptional charges                                                                  19
EBITDA - continuing activities before exceptional items                             129
Regular contributions to NLF                                                        (5)
Movement in other provisions                                                         19
Exceptional operating cash costs                                                   (15)
Working capital movements                                                             -
Operating cash flow from continuing activities                                      128
Capital expenditure less receipts from disposals                                   (28)
Taxation paid/(received)                                                              -
Net acquisition/disposal of investments                                               -
Net interest paid                                                                   (9)
Repayment of borrowings                                                            (28)
Share issue expenses                                                               (10)
Increase in cash and liquid funds                                                    53



The operating cash flow from continuing activities was GBP128m in the post-RED trading period.

When adjusted for the capital expenditure, the taxation paid or received, the net receipts from acquisition/disposal of investments, the net interest paid and repayment of borrowings, the movement in cash and liquid funds was an increase of GBP53m in the post-RED trading period.

Capital Resources

At 31 March 2005, total debt of GBP676m comprised:

- The Amended Credit Agreement, a long-term project finance loan, of GBP145m secured on the assets of Eggborough Power Limited (EPL), a subsidiary company that operates the Eggborough coal-fired power station. The loan bears interest at a rate of 7.0%.

- An aggregate principal amount of GBP531m sterling denominated guaranteed bonds due between 2005 and 2022. The bonds bear interest at a rate of 7.0%.

The long-term project finance loan is secured by a mortgage of shares in EPL, an assignment of the EPL Share Purchase Agreement and Tax Deed of Covenant and a debenture comprising fixed and floating charges over EPL assets.

Future Liquidity and Collateral

At 31 March 2005 the Group had cash and liquid resources, including amounts posted as collateral, amounting to GBP456m, of which GBP216m was deposited as collateral in support of trading activities.

The Group's main source of liquidity is its operating businesses. Cash generation by the operating businesses is dependent upon the reliability of the Company's power stations in producing electricity, the realised selling price for electricity, operational risk and capital investment expenditure and maintenance requirements.

Discussions were held with Fitch Ratings (Fitch), Moody's Investor Services (Moody's) and Standard & Poor's Rating Services (S&P) (together "the Rating Agencies") with regard to obtaining credit ratings for the GBP550m of New Bonds issued to certain of our creditors and to the NLF upon completion of the Restructuring pursuant of the terms announced on 1 October 2003.

Upon Restructuring, the Rating Agencies issued new ratings for the New Bonds as follows:
                                                                Rating
Moody's                                                         Ba3
S&P                                                             BB
Fitch                                                           BB-



These ratings do not apply to the additional GBP150m of bond-equivalent payments that were issued to our subsidiary, EPL, at the time of the Restructuring or the Amended Credit Agreement. We maintain a close dialogue with the Rating Agencies, including twice yearly meetings and attendance at investor presentations.

Sub-investment grade credit rating has meant that the Group continues to provide significant levels of collateral to counterparties in order to cover their trading exposures, to maintain trading arrangements, thereby substantially reducing the levels of cash resources available to the Group.

The Group's strategy for securing part of its income through fixed price contracts means that in a volatile and rising electricity market the collateral requirements are also volatile. The Group's ability to secure longer term certainty on its income is limited by the amount of collateral and headroom available to cover collateral volatility. The Group mitigates a certain amount of this risk by selling electricity through a number of routes to market including through its direct supply business (large industrial and commercial customers) which does not require collateral and also through greater use of financial products which provide electricity price protection but require less collateral.

The Group's future liquidity will also be impacted by the additional employer pension contributions set out in note 24 to the financial statements.

The Group has agreed to make certain payments to the NLF including the Cash Sweep Payment. The Cash Sweep Payment will restrict future liquidity.

Related Parties

On 24 September 2004, the Office of National Statistics (ONS) announced its provisional classification decision that, for the purposes of production of the United Kingdom National Accounts by it (the National Accounts) British Energy had been classified as being in the public sector. The ONS is responsible for producing the National Accounts to describe activities in the national economy, including transactions taking place between sectors of the economy and compiles
them in accordance with International Accounting Standards.   In assessing the
status of British Energy as a public sector body, the ONS stated that it took into account (amongst other things) the powers conferred on the Government as a result of the Restructuring. The Company is required under the terms of its arrangements with Government and the NLF to provide certain information. The Company is also required under the terms of the Nuclear Liabilities Agreements, amongst other things, to provide the Secretary of State with all the information he would reasonably need to monitor the financial health of the Group (including monthly cashflow information covering the period 18 months ahead) and to only adopt trading policies which are prudent in light of the Group's ongoing financial resources and obligations and to comply with such trading policies.
As a result of these requirements, the Company has agreed to provide the Secretary of State and DTI with, amongst other things, periodic reports on its business performance and strategic and business plans and for there to be regular meetings and communication between the Secretary of State and senior executives and the Board on a range of topics. Over time, the frequency and content of reporting may be reviewed.

The National Audit Office (NAO) has independently concluded, on the basis of the circumstances extant as at 21 September 2004, that British Energy should be accounted for following the Restructuring Effective Date as a quasi-subsidiary of the DTI.

The Company is a public limited company owned by our shareholders and operates within an extensive contractual framework established as part of the Restructuring. The most significant contract, in terms of the limitations it places on our business, is the Contribution Agreement between the Secretary of State and the Company. Within this contractual framework the Company is managed independently by the Board which continues to direct the finances and operating policies of the group and is subject to the normal private sector disciplines, fiduciary duties and Companies Act requirements. We therefore consider that no party is a controlling party under the terms of FRS8, Related Party Disclosures
(FRS8).

In the light of the level and type of interaction we have with the Government we have concluded that for the purposes of FRS8 the Government constitutes a related party. See note 36 to the financial statements for further details.

Post Balance Sheet Events

To meet the commitments made as part of the Restructuring the Group transferred its Direct Supply Business from its subsidiary British Energy Generation Limited to a new subsidiary BEDL on 1 April 2005.

On 1 July 2005, British Energy Generation (UK) Limited transferred most of its trade and assets to British Energy Generation Limited again as a commitment made as part of the Restructuring.

Contingent Liabilities

On 12 February 2004, the Company received a notice of warranty claims from the consortium which purchased the Group's 82.4% interest in Bruce Power alleging breach of certain warranties and representations relating to tax and to the condition of certain plant at the Bruce power station.

The claim relating to the condition of the plant is based upon alleged erosion of some of the steam generator support plates, through which boiler tubes pass, which it is alleged resulted in an extended outage of one unit at the plant to carry out repair works and loss of net revenues and costs of approximately C$64.5m. The consortium also claims that the alleged erosion may reduce the operating life of the unit and/or result in further repairs involving further losses. The Company has rejected the claim and expects to defend it if it is pursued further. In accordance with applicable accounting standards, no provision has been made in the financial statements at 31 March 2005.

The principal tax claim relates to the treatment of expenditure at the Bruce plant during the period of the Group's ownership that is currently being considered by the Canadian tax authorities. The treatment proposed by the Company could result in a rebate of a material amount of tax to the Group that has not been recognised in the financial statements of the period. The consortium claims that allowance of the expenditure for that period would cause it to lose future deductions. The Company has rejected the claim and expects to defend it if it is pursued further. On the basis of advice received, the Group is confident that the amount of the claim should not, in any event, materially exceed the amount of the rebate, and that the claim should have no material cash flow impact on the Group.

Under the Bruce Power sale and purchase agreement with the consortium, C$20m is retained in trust to meet any representation and warranty claims, and this may be retained pending agreement or determination of the claims.

Further contingent liabilities of the Group are described in note 33 to the financial statements for the period.

Dividend Policy

The Board intends to distribute to shareholders as much of the Group's available cash flow as prudently possible, but not until the operational requirements of the business permit. In addition, under the terms of the Restructuring, there are certain restrictions on the Board's ability to pay dividends, including:

- the requirement to fund a cash reserve out of the Group's post-debt service cash flow in order to support the Group's collateral and liquidity requirements post-restructuring. The initial target amount for the cash reserve is GBP490m plus the amount by which cash employed as collateral exceeds GBP200m (Target Amount). There will be no distributions to shareholders until such times as the cash reserve is at the required level. As a result of the requirements to fund the cash reserve, the Board is not proposing a dividend in respect of the period ended 31 March 2005 and does not expect to propose a dividend before the financial year ending 31 March 2007;

- the terms of the Nuclear Liabilities Agreements entered into as part of the Restructuring also require that once the cash reserve is funded to the Target Amount, British Energy must make Cash Sweep Payments to the Nuclear Liabilities Fund (NLF). The NLF Cash Sweep Payment was initially defined as 65% of the movement in cash, cash equivalents and other liquid assets during the year after adjusting for, among other things, certain payments made to the NLF or dividends paid in the year. The requirement to make the NLF Cash Sweep Payment greatly reduces the amount of cash available for distribution to shareholders;

- the terms of the new bonds issued as part of the Restructuring contain certain covenants, including a restriction that allows British Energy to pay a dividend only if no event of default has occurred; and

- the requirement for BEG to have distributable reserves.

Financial Instruments and Risk Management

Overview

The main financial risks faced are trading risks in respect of both price and volume output on the sale of electricity. There is also an exposure to risks associated with fluctuations in the equity markets through the Pension Schemes. Policies have been instituted for managing each of these risks, which have been approved by the Board of Directors. Each of these risks is discussed in more detail below.

The Power and Energy Trading Division manage electricity trading risks. The Power and Energy Trading Division operate within policies and procedures that are approved by the Board and monitored by the Trading Risk Sub-Committee who report to the Trading Review committee (a sub-committee of the Board).

Non-trading risks (i.e. cash resources, debt finance and financial risks) are managed by the central treasury function (the Treasury Department). The Treasury Department operates within policies and procedures approved by the Board. The Treasury Department uses appropriate and available instruments, within specified limits, to manage financial risk but is not permitted to take speculative, open positions. Both the Treasury Department and the Power and Energy Trading Division are subject to regular scrutiny from the Internal Audit Department.

Interest Rate Risk Management

The market value of debt varies with fluctuations in prevailing interest rates in the United Kingdom.

The Group's borrowings are all at fixed rate but its cash deposits earn interest at variable rates. The Group's policy is to minimise exposure to interest rate risk and to seek to invest its surplus cash to achieve this purpose to the extent it is possible.

At 31 March 2005 the Company had no interest related derivatives. Eggborough related derivative agreements were cancelled at RED as part of the Restructuring.

The total of investments in liquid funds and cash at bank amounted to GBP456m at 31 March 2005 and GBP398m at RED, and in each case had maturity dates due within one year. Cash not immediately required for business purposes is invested in fixed-rate term deposits and money market funds. At 31 March 2005 the term deposits and money market funds not used to fund collateral were due to mature or were available within one month and earned interest at an average rate of 4.77% (RED 4.67%). Term deposits, money market funds and bank balances at 31 March 2005 included GBP216m (RED GBP286m) of cash that had been deposited in collateral bank accounts and earned interest at an average rate of 4.02% (RED 4.08%). Availability of this cash was, therefore, restricted over the periods of the collateralised positions.

As the deposit terms were short-term, the carrying values at 31 March 2005 and RED approximated to the fair market value.

Foreign Exchange Risk Management

The Group's policy is to hedge future foreign exchange risks to the extent that such facilities are available to the Group.

There are potential future foreign currency receivables in respect of amounts outstanding from the sale of Bruce Power. When these cash flows become more certain in the future the Group will evaluate currency hedging opportunities, balancing the cost and availability of entering into such transactions against the underlying currency risk.

At 31 March 2005 and RED there were no foreign exchange contracts in place.

Electricity Trading Risk Management

Electricity trading activities relate principally to supporting the generation business. The trading operations, therefore, act principally as wholesale marketers rather than as pure financial traders, with the principal objective of increasing the return on assets while hedging the market risk associated with the output of the power stations.

Under BETTA, which took effect from 1 April 2005, any mismatch between actual metered generation (or demand) and the notified contract position is settled through the balancing mechanism at generally unfavourable prices. The Company aims to sell all planned nuclear output forward and to minimise exposure to the balancing mechanism.

The risks in the wholesale market are managed through a contracting strategy that builds a portfolio of forward contracts of different lengths.

Whilst operating primarily as a flexible mid-merit plant, Eggborough provides a flexible generation capability that fulfils three purposes designed to enhance profitability. Firstly, it provides a means for compensating for unplanned lost output from the Company's nuclear units at short notice; secondly it provides the capability to adjust in a cost effective manner the Company's total generation to meet the requirements of both wholesale and direct supply business customers; and thirdly, it provides a capability that can be offered at short notice to the system operator via the balancing mechanism.

The Company's policy is to manage credit exposure to trading and financial counterparties within clearly defined limits. A sub-committee of the Board strictly monitors electricity trading activities which are controlled through delegated authorities and procedures, and which include specific criteria for the management of counterparty credit exposures.

Equity Risk Management

The Group is exposed to equity risk through the Group's Pension Schemes. The investment strategy of the Pension Schemes is currently under review with the Pension Schemes Trustees. The existing policy is, subject to certain criteria being met, to rebalance the investment portfolio towards investments, including index-linked bonds and corporate bonds, which more closely match the Pension Schemes' liabilities.

Following completion of the Restructuring, the Group's liabilities in respect of the decommissioning of its stations are now governed by the terms of certain of the restructuring agreements with Government relating to the establishment and operation of the NLF. As a consequence, the Group's level of obligation for decommissioning liabilities is pre-determined, and is not subject to fluctuations in the values of assets held by the NLF.

The Group reported a net deficit of GBP244m (net of deferred tax of GBP104m) on its employee Pension Schemes, on an FRS17 basis, in its financial statements at 31 March 2005. At that date the Pension Schemes' assets were valued at GBP1,970m, of which GBP1,629m was held in equities and bonds. The level of employer contributions to the Group Pension Schemes was formally confirmed following the triennial actuarial valuation with an effective date of 31 March 2004.

The Group contributes 22.4% of pensionable salaries to the BEGG pension scheme and 19.7% to the BECG pension scheme with effect from 1 April 2005. Contributing members contribute 5% and 6% to the respective plans. Details of the additional employer contributions are set out in note 24 to the financial statements.

International Accounting Standards

The project undertaken to review the impact of International Accounting Standards and International Financial Reporting Standards is continuing. This will identify and implement the changes required in the Group's accounting policies, information systems, management processes and financial reporting activities. International Accounting Standards are required to be used in preparing the consolidated financial statements from 1 April 2005 onwards.

It is the intention to report the implications of first time adoption in late summer 2005.

ANNUAL EQUIVALENT



The consolidated results of BEG cannot be added to those of BE Ltd to present results for a 12 month period as the results are not drawn up on a comparable basis. To assist readers the table below summarises the performance for the pre-RED and post-RED trading periods discussed above and describes the significant adjustments required to reverse the impact of changes in accounting policies and the impact of the fair value exercise. These results are not the same as typical proforma results, are unaudited and not consistent with any GAAP.

Following the acquisition of BE Ltd as part of the Restructuring BEG reviewed the accounting policies adopted by BE Ltd and revised certain policies where BEG considered it more appropriate with the transition to IFRS in mind. The key changes in accounting policies are to capitalise fixed front and all back end nuclear fuel costs into stock, to capitalise and subsequently amortise statutory outage costs, reclassify strategic spares as fixed assets, to fully adopt FRS17 and discontinue the application of SSAP24 - Accounting for Pension Costs (SSAP24) in relation to pension costs and cease to discount deferred tax. The impact of these changes, as relevant, is incorporated in the table below to present the results of the post-RED period using the same accounting policies as the pre-RED period.

As a consequence of acquisition accounting, all assets of the Acquired Group were restated at fair value at RED under FRS7 - Fair Values in Acquisition Accounting (FRS7). The fair value adjustments set out in note 12 to the financial statements partially unwind in the post-RED trading period. The fair value adjustment unwind occurring within the post-RED trading period has been reversed to calculate annual equivalents.



                                  Principal adjustments
                              BEG   Reversal Reversal of  Adjusted  Adjusted   12 Month    BE Ltd
                             2.5m of changes  fair value  BEG 2.5m    BE Ltd     Annual      Year
                            ended         in adjustments     ended      9.5m Equivalent     ended
                         31 March accounting        GBPm  31 March     ended       GBPm  31 March
                             2005   policies                  2005        14                 2004
                             GBPm       GBPm                  GBPm   January                 GBPm
                                                                       2005*
                                                                        GBPm

- Wholesale generation        233          -           -       233       458        691       703
sales
- Direct supply               170          -           -       170       511        681       522
- Miscellaneous income          6          -           -         6        24         30        31
- Energy supply costs          73          -           -        73       229        302       260
Turnover                      482          -           -       482     1,222      1,704     1,516
Operating Costs before
exceptional items
- Fuel costs (nuclear)       (71)          7           -      (64)     (252)      (316)     (318)
- Fuel costs (coal)          (56)          -           -      (56)      (91)      (147)      (95)
- Materials and              (82)        (8)        (23)     (113)     (429)      (542)     (512)
services
- Staff costs                (63)          -           -      (63)     (240)      (303)     (224)
- Depreciation charge        (41)         12          14      (15)      (59)       (74)      (50)
- Amortisation charge         (6)          -           6         -         -          -         -
- Other operating             (8)          -           8         -         -          -         -
expense
- Energy supply costs        (73)          -           -      (73)     (229)      (302)     (260)
Total operating costs       (400)         11           5     (384)   (1,300)    (1,684)   (1,459)
before exceptional
items
Exceptional operating        (19)          -           -      (19)      (60)       (79)       283
items
Group operating profit/        63         11           5        79     (138)       (59)       340
(loss)
 EBITDA continuing            129        (1)        (15)       113      (19)         94       107
activities


*Adjusted for GBP5m one-time charge related to AmerGen.

Turnover

Annual equivalent turnover was GBP1,704m, an increase of GBP188m compared to the prior year. The increase in turnover is attributable to increased prices and growth in the energy supply costs recovered from customers offset by reduced output.



Increased/(decreased) turnover:                                                    GBPm

- owing to decreased output                                                        (88)
- owing to increased electricity prices                                             235
- owing to increased energy supply costs                                             42
- due to a decrease in miscellaneous income                                         (1)
                                                                                    188


Annual equivalent realised price (which is calculated by dividing turnover, net of energy supply costs, miscellaneous and exceptional income, by total output) was GBP20.4/MWh compared to GBP16.9/MWh in the prior year.



                                                     BEG     BE Ltd                BE Ltd
                                              2.5m ended 9.5m ended Year ended Year ended
                                                31 March 14 January   31 March   31 March
Output:                                             2005       2005       2005       2004
                                                     TWh        TWh        TWh        TWh

Nuclear                                             14.3       45.5       59.8       65.0
Eggborough                                           2.5        5.1        7.6        7.6
Total                                               16.8       50.6       67.4       72.6



Output in the year ended 31 March 2005 was 59.8 TWh from nuclear operations compared to 65.0 TWh in the prior year. Output from Eggborough was constant at
7.6 TWh in both years.

During the year, four outages were completed and the Sizewell B outage commenced shortly before the year end resulting in a total loss of output of 2.9 TWh. Refuelling resulted in a further loss of 3.0 TWh and the unplanned outages at Heysham 1 and Hartlepool resulted in a loss of 7.4 TWh. There were further unplanned outages resulting in a loss of 9.9 TWh, of which some 6.5 TWh was due to outages of 14 days or less.

Operating Costs

Annual equivalent operating costs of continuing activities excluding exceptional items and energy supply costs were GBP1,382m compared to GBP1,199m in the prior year.

Annual equivalent operating unit cost excluding revalorisation was GBP20.5/MWh compared to GBP16.5/MWh in the prior year. The cost base used for the annual equivalent unit costs calculation includes all adjustments noted in the summary above and described in further detail below.

Fuel costs

Total annual equivalent fuel costs amounted to GBP463m compared to GBP413m in the prior year. Annual equivalent nuclear fuel costs were GBP316m compared to GBP318m for the prior year, and annual equivalent coal costs were GBP147m compared to GBP95m for the prior year. The decrease in the nuclear fuel costs of GBP2m was due to reduced output that resulted in reduced costs of GBP25m which was offset by other cost increases of GBP23m. The cost increase is comprised primarily of the effect of inflation, the absence of electricity price related rebate associated with the front end nuclear fuel costs of GBP3m, and non-recurrence of annual credits arising from revisions to the back end nuclear fuel costs associated with the final core provision for unburnt fuel at shutdown included in the prior year of GBP12m. The GBP52m increase in coal costs relates to increased coal prices and inclusion of ETS costs of GBP11m. Coal costs also include the cost of other Eggborough fuel including biomass.

In calculating the annual equivalent nuclear fuel costs, adjustments of GBP7m were made to reverse changes in accounting policy. The nuclear fuel costs for the pre-RED period were prepared on the basis of the historic BNFL contracts and for the post-RED trading period on the basis of the revised BNFL contracts.

Materials and services

Material and services costs comprise the operating expenses of the power stations and support functions excluding fuel costs, staff costs and depreciation.

The annual equivalent costs were GBP542m compared to GBP512m in the prior year with the increase of GBP30m being due primarily to the work undertaken in the year to address the various issues that emerged at the nuclear power stations.

Included in annual equivalent materials and services is expenditure of a capital nature of GBP93m for the year compared to GBP90m in the prior year. Pre-RED expenditure of a capital nature was expensed as operating costs because it was not possible to demonstrate that this expenditure enhanced the value of the Group after taking account of the fixed asset impairment reviews carried out in the years ended 31 March 2003 and 2004. In calculating the annual equivalent material and services costs the BEG result has been adjusted to expense capex of GBP23m and to expense outage costs of GBP8m reflecting the change in accounting policy to capitalise and subsequently amortise costs associated with statutory outages.

Staff costs

Annual equivalent staff costs were GBP303m compared to GBP224m for the prior year with the increase being primarily due to pension changes following the revised assumptions being used under SSAP24 and FRS17 in the annual equivalent numbers. Total annual equivalent pension costs for the year were GBP52m compared to GBPnil. The balance of the increased cost of GBP27m relates to salary inflation additional to staff levels and additional overtime as a result of the extended outages at Heysham 1 and Hartlepool. The staff costs for the pre-RED trading period were prepared on the basis of SSAP24 pension costs and for the post-RED period FRS17 pension costs. No adjustment has been made in deriving the annual equivalent staff costs.

Depreciation

Annual equivalent depreciation charges were GBP74m compared to GBP50m in the prior year. This reflects the increase of GBP295m in the carrying value of fixed assets as a result of the impairment review in the prior year. The GBP12m adjustment in respect of accounting policies reverses the depreciation associated with capitalised outage costs. The GBP14m adjustment reverses the additional depreciation as a result of the increase in the fair value of fixed assets of GBP817m.

In calculating the annual equivalent depreciation it was assumed that the Restructuring had not occurred and all capex was written off in the year.

Amortisation

There was no annual equivalent amortisation as the goodwill arises as a result of the Restructuring. The amortisation in the period of GBP6m is fully reversed.



Other Operating Expense

Other operating expense reflects the unwind of the out of the money contracts recorded at RED. As the liability was recognised as a result of the fair value exercise, the charge in the period of GBP8m has been fully reversed.



Energy Supply Costs

Energy supply costs mainly comprise the costs incurred for the use of the distribution and transmission systems and are fully recovered through turnover. This year energy supply costs also include costs related to meeting the cost of compliance with the Renewables Obligation, which are also recovered through turnover. The Group is required to comply with the Renewables Obligation as part of the regulations governing climate change. Annual equivalent total energy supply costs were GBP302m compared with GBP260m in the prior year, an increase of GBP42m. This increase reflects the inclusion of Renewables Obligation Certificates compliance costs and growth in the Direct Supply Business.

Cash

Cash and liquid funds at 31 March 2005 were GBP456m compared to GBP398m at RED, GBP573m at 31 March 2004 and GBP333m at 31 March 2003. The movement in cash and liquid funds is analysed as follows:



                                                                BEG     BE Ltd     BE Ltd
                                                         2.5m ended 9.5m ended Year ended
                                                           31 March 14 January   31 March
                                                              2005*       2005       2004
                                                               GBPm       GBPm       GBPm


Profit/(loss) after tax and exceptional items                    35      (360)        234
Net interest expense (including exceptional items)                5         60         59
Total revalorisation (including exceptional items)                5        155        117
Net credit to finance charge for pension liability              (1)          -          -
Tax (including exceptional items)                                19          3        (2)
Goodwill amortisation                                             6          -          -
Depreciation charges                                             41         59         50
Exceptional depreciation charges/(credits) due to                 -          3      (295)
impairment review/head office disposal
EBITDA                                                          110       (80)        163
Gain on sale of businesses                                        -        (1)       (47)
AmerGen profit                                                    -          -       (21)
Net exceptional charges other than depreciation,                 19         57         12
interest, tax and revalorisation
EBITDA - continuing activities                                  129       (24)        107
Nuclear liabilities charged to operating costs                  N/A        104        130
Nuclear liabilities discharged                                  N/A      (122)       (59)
Regular contributions to decommissioning fund                   (5)       (15)       (19)
Movement in other provisions                                     19         12        (3)
Exceptional operating cash costs                               (15)       (29)       (25)
Working capital movements                                         -       (45)         25
Operating cash flow from continuing activities                  128      (119)        156
Capital expenditure less receipts from disposals               (28)          -          -
Taxation paid                                                     -          -       (12)
Disposal of investments                                           -          4        171
Net interest paid                                               (9)       (60)       (75)
Repayment of borrowings                                        (28)          -          -
Share issue expenses                                           (10)          -          -
Increase/(decrease) in cash and liquid funds                     53      (175)        240
* Unadjusted
Opening cash and cash equivalents                               398        573        333
Movement in period                                               53      (175)        240
Cash reclassified from fixed asset investments at RED             5          -          -
Closing cash and liquid funds                                   456        398        573



The movement in total cash and liquid funds in the post-RED trading period of GBP58m includes GBP53m of cash and liquid funds generated in the post-RED trading period and GBP5m of cash reclassified at RED from fixed asset investments.

Investment Expenditure

Investment expenditure comprises investment in major plant projects, repairs and strategic spares across the whole group which includes incremental PiP annual expenditure cost. In the year ended 31 March 2005, investment expenditure was GBP162m compared to GBP128m in the prior year. This reflects the additional investment made over the last year including the cast iron replacement programme.

Auditors' Remuneration

An analysis of the auditors' remuneration for the year ended 31 March 2005 is provided below.


                                                     BEG     BE Ltd   12 Month    BE Ltd
                                              2.5m ended 9.5m ended     Annual      Year
                                                31 March 14 January Equivalent     ended
                                                    2005       2005             31 March
                                                                                    2004
                                                GBP000'    GBP000's   GBP000's  GBP000's


Audit services
- Statutory                                          328      1,247      1,575       510
- Audit related regulatory reporting               1,157        745      1,902       258
Further assurance services
- Creditors long form report                           -        951        951     2,017
- Reporting accountant - listing                       -      2,320      2,320     1,208
- Review of accounting for Restructuring               -      1,977      1,977     1,114
Taxation
- Tax services                                        24        281        305       510
Other
- Other non-audit services                           235        344        579        80
Total                                              1,744      7,865      9,609     5,697



The fees associated with the audit for the period ended 31 March 2005 have been allocated between the pre-RED and post-RED periods on a time apportionment basis. Fees associated with the auditors' review of compliance with s404 of the Sarbanes Oxley Act of 2002 have been allocated in full to the post-RED trading period.

Subsequent Reporting

The next set of results that the Group will present will be for the quarter ended 30 June 2005. These results will be drawn up under IFRS and will not be comparable to the annual equivalents discussed above.

Stephen Billingham

Finance Director



Group Profit and Loss Account
for the period ended 31 March 2005



                                                                                  2 July
                                                                                 2004 to
                                                                        Notes   31 March
                                                                                    2005
                                                                                    GBPm

Group turnover
Continuing activities - acquisition                                         2        482

Operating costs before exceptional items                                    3      (400)
Exceptional operating costs                                                 3       (19)
Operating costs after exceptional items                                     3      (419)

Group operating profit:
Continuing activities - acquisition                                                   63
Financing (charges)/credits:
Net revalorisation charges                                                  6        (5)
Net interest payable and similar charges                                    6        (5)
Net credit to finance charge for pension liability                          6          1
Profit on ordinary activities before taxation                                         54
Taxation on profit on ordinary activities                                   7       (19)
Profit for the period attributable to shareholders                         26         35

Earnings per share (p):
Basic                                                                       9        6.2
Diluted                                                                     9        6.0

The Group Profit and Loss Account represents the results from the acquired business for the period from 15 January 2005 to 31 March 2005.

The historical cost profit for the period is the same as reported above.

Statement of Total Recognised Gains and Losses for the period ended 31 March 2005

                                                                                  2 July
                                                                                 2004 to
                                                                                31 March
                                                                                    2005
                                                                        Notes       GBPm
Profit for the financial period                                                       35
Actuarial gain                                                             24         81
Taxation on actuarial gain                                                 22       (24)
Total recognised gains for the period                                                 92

The accompanying notes are an integral part of the financial statements.



Balance Sheets
as at 31 March 2005

                                                                         Group    Company
                                                                          2005       2005
                                                              Notes       GBPm       GBPm

Fixed assets
Intangible assets                                                10        316          -
Tangible assets                                                  11      1,678          -
                                                                         1,994          -
Investments                                                      12          -      1,536
                                                                         1,994      1,536
Current assets
Stocks                                                           13        331          -
Debtors: amounts falling due within one year                     14        469          -
Debtors: amounts falling due after more than one year            15      4,340          -
Investments - liquid funds                                       29        221          -
Cash at bank                                                     29        235          -
                                                                         5,596          -

Creditors: amounts falling due within one year
- borrowings                                                     17       (50)          -
- other                                                          16      (559)       (10)
                                                                         (609)       (10)
Net current assets/(liabilities)                                         4,987       (10)
Total assets less current liabilities                                    6,981      1,526

Creditors: amounts falling due after more than one year
- borrowings                                                     17      (626)          -
- other                                                          16    (2,341)          -
Provisions for liabilities and charges                           19    (2,150)          -
Deferred income                                                  23        (5)          -
Net assets excluding retirement benefits liability                       1,859      1,526
Retirement benefits - liability                                  24      (244)          -
Net assets including retirement benefits liability                       1,615      1,526

Capital and reserves
Called up equity share capital                                   25         56         56
Capital reserve                                                  27        767        767
Warrant reserve                                                  27         51         51
Profit and loss account                                          26        741        652
Total shareholders' funds (including non-equity                  27      1,615      1,526
shareholders' interests)




The accompanying notes are an integral part of the financial statements.

The financial statements were approved by the Board of Directors on 27 July 2005 and signed on its behalf by:


Bill Coley                                           Stephen Billingham
Chief Executive                                      Finance Director

Group Cash Flow Statement
for the period ended 31 March 2005

                                                                                  2 July
                                                                                 2004 to
                                                                                31 March
                                                                                    2005
                                                                        Notes       GBPm

Net cash inflow from operating activities                                  28        128
Interest paid                                                                       (12)
Interest received                                                                      3
Returns on investments and servicing of finance                                      (9)

Taxation                                                                    7          -

Receipt from disposal of property                                                      7
Payments to acquire tangible fixed assets                                           (35)
Capital expenditure and financial investment                                        (28)

Net cash acquired with subsidiary undertaking                              12        109
Costs associated with acquisition                                                   (10)
Costs associated with sale of investments                                            (3)
Receipt from sale of own shares                                                        3
Acquisitions and disposals                                                            99
Net cash inflow before use of liquid resources and financing                         190

Decrease in term deposits/bank balances                                               73
Management of liquid resources                                             30         73

Issue of shares                                                            25          -
Repayment of amounts borrowed                                              30       (28)
Financing                                                                           (28)
Increase in cash                                                           29        235


The accompanying notes are an integral part of the financial statements.
The Group Cash Flow Statement represents the cash flows from the acquired business for the period from 15 January 2005 to 31 March 2005, except the financing category which, prior to the date of the acquisition, also reflects the cash flows from the issue of equity by the Company following its incorporation.

British Energy Group plc

Results for the 2.5 months ended 31 March 2005


Notes to the Financial Statements

for the period ended 31 March 2005





1. Accounting Policies

(i) Basis of Preparation

The financial statements are prepared under the historical cost convention and in accordance with applicable accounting standards, except for the departure noted below. References to "British Energy" or the Company are to British Energy Group plc, the ultimate holding company of the Group. References to the "Group" are to the Company and its subsidiaries.

Commodity trading contracts, where there is no associated physical delivery, are marked to market using externally derived market prices. This is a departure from the general provisions of Schedule 4 of the Companies Act 1985. An explanation of this departure is given in note 1(xxii).

The preparation of financial statements in conformity with Generally Accepted Accounting Principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results can differ from those estimates.

In accordance with FRS18 - Accounting Policies (FRS18) the Directors have reviewed the Group's accounting policies and confirm that they are the most appropriate. A number of the policies require the Group to use a variety of estimation techniques. Significant factors considered when assessing the carrying value of assets include future electricity prices, expected annual output, expected station operating costs, remaining station lives and discount rates. Estimates of output, costs and timing of associated cash flows as well as the expected regulatory framework are key factors used to apply the stated policies for long-term nuclear liabilities and decommissioning as discussed further in note 1(xix) below.

The accounting policies being applied by British Energy Group plc are, in some cases, different to those which were applied in the past by British Energy plc.
Note 12 to the financial statements provides detail on the re-alignment of those former policies with those applied by British Energy Group plc.

(ii) Basis of Consolidation

The Group financial statements consolidate the financial statements of British Energy Group plc and all its subsidiary undertakings. The Company was incorporated on 2 July 2004. As a consequence of the Restructuring, under a Scheme of Arrangement under Section 425 of the Companies Act 1985, the Company acquired British Energy plc on 14 January 2005. The Restructuring has been accounted for under the principles of acquisition accounting set out in FRS6 - Acquisitions and Mergers (FRS6). The application of acquisition accounting principles means that all the separate assets and liabilities of British Energy plc have been recorded at fair value at the date of acquisition with goodwill arising on the difference between net assets of the Acquired Group and the acquisition consideration paid. Only the post acquisition results are included in the Group Profit and Loss Account, Statement of Total Recognised Gains and Losses, Group Cash Flow Statement and the accompanying Notes.

Inter-company profits, transactions and balances are eliminated on consolidation.

(iii)  Turnover

Turnover represents sales of electricity including energy supply costs recharged to customers, net of electricity purchases, and sales of other related goods. Turnover is shown net of value added tax and climate change levy.

Wholesale generation and direct supply sales are recognised on an accruals basis with reference to meter readings or where required based on management's best estimate of electricity supplied.

Turnover includes miscellaneous income that comprises mainly services to Magnox in respect of shared sites and Renewable Obligation Certificates and Levy Exemption Certificates income.

(iv)   Fuel Costs - Nuclear Front End

Advanced Gas-cooled Reactors (AGR)

Front end fuel costs consist of the costs of procurement of uranium, conversion and enrichment services and fuel element fabrication. Fabrication costs comprise fixed and variable elements. All costs are capitalised into stock and charged to the profit and loss account in proportion to the amount of fuel burnt.

Pressurised Water Reactor (PWR)

All front end fuel costs are variable and are charged to the profit and loss account in proportion to the amount of fuel burnt.

(v)    Fuel Costs - Nuclear Back End

AGR

Spent fuel extracted from the reactors is sent for reprocessing and/or long-term storage and eventual disposal of resulting waste products. Back end fuel costs comprise:-

(a) a cost per tonne of uranium in AGR fuel, in respect of amounts payable on loading of fuel into any one of the AGR reactors.

(b) a rebate/surcharge against the cost mentioned in (a) above that is dependent on the out-turn electricity price in the year.

The loading related cost and the rebate/surcharge is capitalised into stock and charged to the profit and loss account in proportion to the amount of fuel burnt.

PWR

Back end fuel costs are based on wet storage in station ponds followed by dry storage and subsequent direct disposal of fuel. Back end fuel costs comprise the estimated cost of this process at current prices discounted back to current value. Back end fuel costs are capitalised into stock on loading and charged to the profit and loss account in proportion to the amount of fuel burnt.

(vi)   Unburnt Fuel at Shutdown

Due to the nature of the nuclear fuel process there will be some unburnt fuel in the reactors at station closure. The costs of this unburnt fuel (final core) is fully provided at the balance sheet date and any changes in the carrying value of nuclear fuel attributed to the final core are charged to the profit and loss account in the year.

(vii)  Fuel Costs - Coal

Fuel costs for coal are determined on a weighted average cost basis. Fuel costs for coal also include costs of emission allowances. The Group recognises liabilities in respect of its obligations to deliver emission allowances to the extent that the allowances to be delivered exceed those previously acquired by the Group, either by allocation from the Government or a similar body or through purchase. Any liabilities recognised are measured based on the current estimates of the amounts that will be required to satisfy the net obligation.

(viii) Renewable Obligation Certificates

Annual commitments payable under Renewable Obligation Certificates are reflected in the profit and loss account based on the volume of direct supply sales. Acquired certificates are recognised as assets on purchase and are offset against related obligation payments.

(ix)   Research and Development

Research and development expenditure is charged to the profit and loss account as incurred.

(x)    Pensions and Other Post-retirement Benefits

The Group provides for pension costs in accordance with FRS17 - Retirement Benefits (FRS17). Contributions to the Group's defined benefit pension schemes are assessed by qualified actuaries. Pension plan assets are measured using market values. Pension plan liabilities are measured using the projected unit method and discounted at the current rate of return on a high quality corporate bond of equivalent term and currency to the liability. Any increase in the present value of the liabilities of the Group's defined benefit pension plans expected to arise from employee service in the period is charged against operating profit. The expected return on the plan's assets and the increase during the period in the present value of the plan's liabilities arising from the passage of time are included in other finance income. Actuarial gains and losses are recognised immediately in the Statement of Total Recognised Gains and Losses.

Certain additional unfunded retirement benefits are provided to eligible employees. The cost of providing such benefits is charged against profits as they accrue.

The capital cost of ex-gratia and supplementary pensions is charged to the profit and loss account, to the extent that the arrangements are not covered by the surplus in schemes, in the accounting period in which they are granted.

(xi)   NLF Funding Arrangements

Under new arrangements with the Secretary of State, the former Nuclear Decommissioning Fund was enlarged into and renamed the Nuclear Liabilities Fund
(NLF), which will fund, subject to certain exceptions, the Group's qualifying uncontracted nuclear liabilities and qualifying decommissioning costs. To the extent there is any surplus remaining in the NLF, this amount will be paid to the Secretary of State. The Group is responsible for funding certain excluded or disqualified liabilities and will, in certain circumstances, be required to compensate or indemnify the NLF and the Secretary of State in relation to such liabilities. The Group's obligations under these arrangements with the Secretary of State are guaranteed by certain companies in the Group.

In consideration for the assumption of these liabilities by the Secretary of State and the NLF, British Energy Holdings plc issued GBP275m in New Bonds to the NLF. The Group will also now make the following payments to the NLF: (i) an annual contribution (Cash Sweep Payment) initially equal to 65% of the British Energy Group's adjusted net cash flow, adjusted for certain corporate actions but never to exceed 65% (Cash Sweep Percentage) (ii) fixed decommissioning contributions equal to GBP20m per annum (indexed to RPI but tapering off as the nuclear power stations are currently scheduled to close); and (iii) GBP150,000 (indexed to RPI) for every tonne of uranium in PWR fuel loaded into the Sizewell B reactor after the Restructuring Effective Date.

The NLF has the right from time to time to convert all or part of the Cash Sweep Payment into convertible shares of the Company (the NLF Conversion Right). On a full conversion, the NLF would hold up to 65% of the thereby enlarged equity share capital of the Company. However, the terms of the Convertible Shares include a limit on the voting rights attaching to such shares equal to a maximum of 29.9% whilst held by the NLF. At the time of listing, the Secretary of State confirmed that she had no current intention to direct the NLF to exercise the NLF Conversion Right but reserved the right to do so.

The annual Cash Sweep Payment can only be determined after the end of the financial year and is contingent based on cash generation in the year. Therefore, it is only recognised and provided for when it becomes determinable and not in any other interim financial periods. It will be recorded as an operating cost of the applicable financial year. The annual Cash Sweep Payment becomes payable twenty business days after publication of the report and accounts.

The fixed decommissioning obligations of GBP20m per annum have been recorded as a liability on the balance sheet at their discounted value and disclosed as the NLF liability. The NLF liability is reduced as payments are made to the NLF. Each year the financing charges in the profit and loss include the revalorisation of NLF liabilities required to discharge one year's discount from the liability.

PWR fuel loaded after Restructuring Effective Date will increase the qualifying nuclear liability recognised for back end PWR fuel costs as set out in note 1(v) and will increase the NLF receivable by a corresponding amount. The difference between the payment of GBP150,000 (indexed to RPI) per tonne made to the NLF on the loading of PWR fuel and the increase in the liability recognised, and therefore the increase in the NLF receivable, is recorded as a back end fuel cost or credit as appropriate in the year of loading.

(xii) Foreign Currencies

Transactions in foreign currencies are recorded at the rate of exchange at the date of the transaction or, if hedged forward, at the rate of exchange under the related forward currency contract. Assets and liabilities denominated in foreign currencies are retranslated into Sterling at the rate of exchange ruling at the date of the balance sheet or at the contracted rate if applicable. All differences are taken to the profit and loss account.

(xiii) Goodwill

Goodwill arising on acquisitions represents the excess of the fair value of the consideration at acquisition compared to the fair value of the identifiable net assets acquired. Goodwill is capitalised as an intangible asset on the balance sheet. The Directors have assessed its useful life to be twenty years and the goodwill will be amortised in line with the remaining operating lives of the stations over this period. It is reviewed for impairment at the end of the first full financial year following the acquisition and in other periods if events or changes in circumstances indicate that the carrying value may not be recoverable.

(xiv)  Operating Leases

Rentals payable under operating leases are charged to the profit and loss account on a straight line basis over the lease term.

(xv)   Tangible Fixed Assets and Depreciation

Fixed assets comprise assets acquired or constructed by the Group. Expenditure of a capital nature incurred to improve operational performance or to improve safety in order to meet increased regulatory standards is also capitalised. Other expenditure, including that incurred on preliminary studies and on the initiation of new technologies not yet adopted, is charged to the profit and loss account as incurred.

Fixed assets (other than assets in the course of construction) are stated in the balance sheet at cost, or fair value for assets acquired as a result of the Restructuring, less accumulated depreciation. Accumulated depreciation includes additional charges made where necessary to reflect impairment in value. Assets in the course of construction are stated at cost and not depreciated until brought into commission.

The carrying values of fixed assets are reviewed for impairment where there has been a trigger event by assessing the present value of estimated future cash flows and net realisable value compared with net book value. The calculation of estimated future cash flows is based on the Directors' best estimates of future prices, output and costs and is therefore subjective.

The charge for depreciation of fixed assets is based on the straight line method so as to write-off the costs of assets, after taking into account provisions for diminution in value, over their estimated useful lives.

The asset lives adopted are subject to regular review and for the period ended 31 March 2005 were:


AGR power stations                                               6 - 18 years
PWR power station                                                    30 years
Coal power station                                                   11 years
Other buildings                                                      30 years
Other plant and equipment                                 18 months - 5 years



Overhaul costs, being the costs incurred in relation to statutory outages, are capitalised (in other plant and equipment) and depreciated over the period until the next statutory outage. For AGR power stations, this depreciation period is three years and for the PWR power station is eighteen months.

Overhaul costs for planned outages at Eggborough are capitalised (in other plant and equipment) and depreciated over the four year period until the next planned outage.

Included within the power station categories are strategic spares, which are carried at the lower of cost and net realisable value and depreciated over the life of the asset to which they relate.

(xvi)  Fixed Asset Investments

Investments in subsidiaries are initially recorded at the cost of shares allotted. Fixed asset investments are stated at cost less provisions for diminution in value. The carrying value of all fixed asset investments is regularly assessed for permanent impairment and provision made, if appropriate.

(xvii) Stocks of Fuel and Stores

Stocks of fuel, stores and spares are valued at the lower of cost and net realisable value. The nuclear fuel stock includes capitalised front end and back end costs including the rebate/surcharge but is reduced by the provision for unburnt fuel at shutdown (note 1 (vi)).

(xviii)  NLF Receivable and Nuclear Liabilities Receivable

The Government indemnity is provided to indemnify any future shortfall on NLF funding of qualifying uncontracted nuclear liabilities (including PWR back-end fuel services) and qualifying nuclear decommissioning costs.

A NLF receivable asset is recognised representing the aggregate value of the Nuclear Liabilities Fund and the Government indemnity (refer to note 15) such that the receivable equals the present value of the associated qualifying liabilities.

The Government indemnity is also provided to cover services for spent AGR fuel loaded pre-Restructuring. A nuclear liabilities receivable is recognised in respect of the indemnity (refer to note 15) such that the receivable equals the present value of the associated qualifying liabilities.

The NLF receivable and the Nuclear liabilities receivables are stated in the balance sheet at current price levels, discounted at a long-term real rate of interest of 3% per annum to take account of the timing of payments. Each year the financing charges in the profit and loss account include the revalorisation of these receivables required to match the revalorisation of the nuclear liabilities.

(xix)    Nuclear Liabilities

Nuclear liabilities represent provision for the Group's liabilities in respect of the costs of waste management of spent fuel and nuclear decommissioning. The provisions represent the Directors' best estimates of the costs expected to be incurred. They are calculated based on the latest technical evaluation of the processes and methods likely to be used, and reflect current engineering knowledge. The provisions are based on such commercial agreements as are currently in place, and reflect the Directors' understanding of the current Government policy and regulatory framework. The Directors carry out an in-depth review of the adequacy of amounts provided on a five-yearly basis, and also review the amounts provided for significant change during the intervening years. Given that Government policy and the regulatory framework on which our assumptions have been based may be expected to develop and that the Directors' plans will be influenced by improvements in technology and experience gained from decommissioning activities, liabilities and the resulting provisions are likely to be adjusted.

In matching the costs of generating electricity against the income from sales, accruals are made in respect of the following:



a)  Fuel costs - back end

The treatment of back end fuel costs in the profit and loss account has been dealt with in notes 1(v) and 1(vi). These nuclear liabilities cover reprocessing and storage of spent nuclear fuel and the long-term storage, treatment and eventual disposal of nuclear waste. They are based, as appropriate, on contractual arrangements or the latest technical assessments of the processes and methods likely to be used to deal with these obligations under the current regulatory regime. Where accruals are based on contractual arrangements they are included within creditors. Other accruals are based on long-term cost forecasts which are reviewed regularly and adjusted where necessary, and are included within provisions.



b)   Decommissioning of nuclear power stations

      The financial statements include provision for the full cost of decommissioning the Group's nuclear power stations. Provision is made on the basis of the latest technical assessments of the processes and methods likely to be used for decommissioning under the current regulatory regime.



      Accruals and provisions for back end fuel costs and decommissioning are stated in the balance sheet at current price levels, discounted at a long-term real rate of interest of 3% per annum to take account of the timing of payments. Each year the financing charges in the profit and loss account include the revalorisation of liabilities required to discharge one year's discount from provisions made in prior years and restate these provisions to current price levels.

(xx)  Deferred Taxation

Deferred tax is recognised in respect of all timing differences that have originated but not reversed at the balance sheet date where transactions or events that result in an obligation to pay more, or a right to pay less, tax in the future have occurred. Deferred tax is measured on an undiscounted basis at the tax rates that are expected to apply in the periods in which the timing differences reverse, based on tax rates and laws enacted or substantively enacted at the balance sheet date. Deferred tax assets are recognised where it is more likely than not that the assets will be realised.

(xxi) Liquid Funds

Cash which is placed on term deposits which mature more than one day after the end of the financial year or invested in commercial paper, is classified under current asset investments in the balance sheet and the movement in liquid funds is disclosed under management of liquid resources in the cash flow statement.

(xxii)  Financial Instruments and Derivatives

Debt instruments

All borrowings are stated at cost with issue costs being charged to the profit and loss account on purchase. The interest payable on debt is charged to the profit and loss account over the life of the borrowing. Premiums and discounts arising on early repayment of borrowings are recognised in the profit and loss account as incurred and received.

Commodity contracts

On 14 January 2005, as part of the acquisition, all power and coal contracts were recorded at fair value on the balance sheet. As the contracts in existence at 14 January 2005 are satisfied, the fair value recorded on Restructuring is reflected through the profit and loss account as an other operating expense/ income.

For contracts entered into since 14 January 2005, where there is physical delivery associated with power and coal commodity contracts they are accounted for on an accruals basis following delivery of the commodity. Amounts payable or receivable in respect of these contracts are recorded within trade creditors and debtors respectively and recognised as turnover.

For contracts entered into since 14 January 2005, where there is no physical delivery associated with these contracts, they are recorded at fair value on the balance sheet. Where the instrument is for proprietary trading purposes, the change in fair value is reflected through the profit and loss account as other operating expense. This is not in accordance with the general provisions of
Schedule 4 of the Companies Act 1985, which requires that these contracts are stated at the lower of cost and net realisable value or that, if revalued, any revaluation difference be taken to a revaluation reserve. However, the Directors consider that this departure is necessary in order that the financial statements give a true and fair view of the results of the Group's trading activities.

Futures and power options

Power futures and options are undertaken for hedging and proprietary trading purposes. Initial margins paid on entering power exchange contracts are recorded on the balance sheet within restricted cash in 'Investment - liquid funds' throughout the term of the contract. Where the instrument is a hedge, the daily margin calls are initially reflected on the balance sheet and subsequently reflected through the profit and loss account to match the recognition of the hedged item. Premiums received and paid on wholesale generation contracts are amortised over the period of the contracts and included within turnover.

2. Turnover, profit on ordinary activities before tax and net assets

The Group's activities consist principally of the generation and sale of electricity from continuing activities acquired on 14 January 2005 based in the United Kingdom.

Turnover, profit on ordinary activities before tax and net assets from the United Kingdom are disclosed in the Group Profit and Loss Account and the Group Balance Sheet.

The analysis of output that is unaudited for the period ended 31 March 2005 is as follows:


                                                                2005
                                                                 TWh

Output
- AGR nuclear power stations                                     12.3
- PWR nuclear power station                                       2.0
- Coal-fired power station                                        2.5
                                                                 16.8



The analysis of turnover for the period ended 31 March 2005 is as follows:



                                                                                 2 July
                                                                                2004 to
                                                                               31 March
                                                                                   2005
                                                                                   GBPm

Group turnover
Continuing activities - acquisition
- Wholesale generation sales                                                        233
- Direct supply sales net of energy supply costs                                    170
- Turnover excluding energy supply costs and miscellaneous income                   403
- Energy supply costs recharged to customers                                         73
- Miscellaneous income                                                                6
Turnover                                                                            482




3. Operating costs
                                                                                 2 July
                                                                                2004 to
                                                                               31 March
                                                                                   2005
                                                                                    GBPm
Continuing activities - acquisition
- Fuel costs                                                                        127
- Materials and services                                                             82
- Staff costs (note 4)                                                               82
- Depreciation charges (note 11)                                                     41
- Goodwill amortisation (note 10)                                                     6
- Other operating expense (note 21)                                                   8
                                                                                    346
- Energy supply costs                                                                73
Total operating costs                                                               419



Included within staff costs were exceptional charges of GBP19m in respect of severance.
                                                                                 2 July
                                                                                2004 to
                                                                               31 March
                                                                                   2005
                                                                                   GBPm
Operating costs are stated after charging:
- Research and development                                                            3
- Operating lease costs - other                                                       1


It is the Group's policy to engage the external auditors, PricewaterhouseCoopers
LLP, on assignments where their expertise and experience with the Group are important, or where they win work on a competitive basis. An analysis of auditors' remuneration which arose in the period from 15 January 2005 to 31
March 2005 is provided below:
                                                                                   2005
                                                                                 GBP000's
Audit services
- Statutory                                                                         328
- Audit related regulatory reporting                                              1,157
Taxation
- Tax services                                                                       24
Other
- Other non-audit services                                                          235
Total                                                                             1,744


Statutory audit fees for British Energy Group plc were GBP5,000 which were borne by its subsidiary British Energy Limited.

The fees associated with the statutory audit for the period have been allocated on a time apportionment basis. Fees associated with the auditors' review of compliance with s404 of the Sarbanes Oxley Act 2002 have been allocated in full to the period and are disclosed in the category of audit related regulatory reporting above.

4. Employee information

(i)                   Staff Costs
                                                                                 2 July
                                                                                2004 to
                                                                               31 March
                                                                                   2005
                                                                                   GBPm
Salaries                                                                             50
Social security costs                                                                 5
Pension costs (note 24)                                                               9
Severance charges - exceptional                                                      19
Amounts capitalised                                                                 (1)
Total staff costs                                                                    82


Pensions costs relate entirely to the current service cost under FRS17.

Amounts capitalised are transferred to tangible assets and recorded within the additions line of note 11.

(ii)                 Employee Numbers
                                                                                   2005
                                                                                 Number
Average number of employees during the period:
Continuing operations - acquisition                                               5,470



Average number of full-time equivalent employees by category during the period were:
                                                                                   2005
                                                                                 Number
Power stations:
- nuclear                                                                         3,764
- coal-fired                                                                        259
Engineering, technical and corporate support                                      1,428
Total                                                                             5,451



5. Summary of Directors' emoluments
                                                                                 2 July
                                                                                2004 to
                                                                               31 March
                                                                                   2005
                                                                                GBP'000
Total emoluments, including pension contributions:
As Directors                                                                        136
For management services:
- salaries and other benefits                                                       240
- performance related bonuses                                                       210
- pension costs                                                                       9
                                                                                    595



No Directors received emoluments from the Company in the period from incorporation to 14 January 2005 and therefore the summary provided relates to emoluments received by the Directors from the Company or its subsidiaries for the period from 15 January 2005 to 31 March 2005.



6. Financing charges/(credits)
                                                                                 2 July
                                                                                2004 to
                                                                               31 March
                                                                                   2005
                                                                                   GBPm
Revalorisation charges:
Revalorisation of nuclear liabilities (note 20)
- changes in price levels                                                            23
- discharge of discount for period                                                   27
Revalorisation of nuclear liabilities receivable                                   (29)
Revalorisation of NLF receivable                                                   (21)
Revalorisation of contracts provision (note 21)                                       2
Revalorisation of fixed decommissioning obligations                                   3
Net revalorisation charges                                                            5

                                                                                 2 July
                                                                                2004 to
                                                                               31 March
                                                                                   2005
                                                                                   GBPm
Net interest:
Interest on loans:
- bonds                                                                              10
Interest receivable                                                                 (5)
Net interest payable and similar charges                                              5

                                                                                 2 July
                                                                                2004 to
                                                                               31 March
                                                                                   2005
                                                                                   GBPm
Other:
Expected return on assets in the pension scheme                                    (28)

Interest on pension scheme liabilities                                               27
Net credit to finance charge for pension liability                                  (1)


7. Taxation
                                                                                 2 July
                                                                                2004 to
                                                                               31 March
                                                                                   2005
                                                                                   GBPm
Tax on profit on ordinary activities:
Deferred taxation                                                                    19
Tax on profit on ordinary activities                                                 19


There is no UK current tax charge for the period ended 31 March 2005.

As set out in the Group Cash Flow Statement, no taxation was paid in the period.

A reconciliation of the effective tax rate for the current period tax charge is set out below:
                                                                                 2 July
                                                                                2004 to
                                                                               31 March
                                                                                   2005
                                                                                   GBPm
Tax charge on Group profit at standard rate of 30%                                   16
Current period movement in deferred tax                                            (19)
Expenses not deductible for tax purposes                                              3
Current tax charge for period                                                         -


8. Profit of the Company

The Group's results include a retained profit of GBPnil attributable to the Company. The Company has distributable reserves at 31 March 2005 of GBP652m. As permitted under Section 230 of the Companies Act 1985 the Company has not published a separate profit and loss account.

9. Earnings per share

The basic earnings per share for the period has been calculated by dividing the earnings on ordinary activities after taxation by the weighted average number of ordinary shares in issue during the period. The diluted earnings per share calculation is based on the weighted average of 560,728,509 ordinary shares in issue together with the dilutive potential ordinary shares of 18,291,587 in respect of Warrants. The effect of the Cash Sweep is not considered to be dilutive. The adjustment mechanism for the Cash Sweep Percentage set out in the Contribution Agreement is designed such that the shareholders' interest in the Group after taking account of the Cash Sweep remains consistent. For example, in the event that a Cash Sweep Payment is made without a corresponding dividend then the Cash Sweep Percentage is diluted as if shareholders had reinvested a corresponding amount as new equity in the Group.

                                                                         2005        2005
                                                                        Basic     Diluted
Profit for the period (GBPm)                                               35          35
Weighted average share capital (number of shares)                 560,728,509 579,020,096





10. Intangible fixed assets
Group                                                                          Goodwill
                                                                                   GBPm

Cost
Arising on acquisition                                                              322
As at 31 March 2005                                                                 322

Amortisation
Charge for the period                                                                 6
As at 31 March 2005                                                                   6

Net book value
As at 31 March 2005                                                                 316



Goodwill arising on acquisition is being amortised in line with the operating lives of the stations over twenty years.

11. Tangible fixed assets


                                                   Power Other land      Other      Total
                                                stations        and      plant       GBPm
                                                    GBPm  buildings        and
                                                               GBPm  equipment
Group                                                                     GBPm
Cost

Acquired on 14 January 2005                        1,548         46         97      1,691
Additions                                             19          -         16         35
Disposals                                              -        (7)          -        (7)
As at 31 March 2005                                1,567         39        113      1,719

Depreciation
Charge for the period                                 28          -         13         41
As at 31 March 2005                                   28          -         13         41

Net book value
As at 31 March 2005                                1,539         39        100      1,678


The tangible fixed assets acquired on 14 January 2005 were assigned fair values as part of the acquisition. Details of the fair value exercise on acquisition are given in note 12.

The net book value of tangible fixed assets includes the following amounts in respect of freehold land and buildings:


                                                                                    2005
                                                                                    GBPm

Cost                                                                                 39
Net book value                                                                       39



In light of the fair value exercise carried out as part of the acquisition (note
12) the Directors consider the book values of the fixed assets as at the balance sheet date to be consistent with the economic values and net realisable values of the Group's fixed assets.

The value of tangible fixed assets held by the Company is GBPnil.

12. Fixed asset investments
                                                                                     Company
                                                                                        2005
                                                                                        GBPm
Cost and net book value
Acquired on 14 January 2005                                                            1,536
As at 31 March 2005                                                                    1,536



The Group has investments in its own shares through holdings held by British Energy Employee Share Trust. The value of these investments is reflected through the profit and loss account reserve.

Company investments relate wholly to investments in subsidiary undertakings.

Details of British Energy Group plc's principal subsidiary undertakings are as follows:


                                  Country of Class of   Group  Company Principal
                                registration    share  share-   share- Activity
                               and operation          holding  holding
                                                            %        %

Subsidiary undertakings
British Energy Holdings plc         Scotland Ordinary     100      100 Holding company
British Energy Limited              Scotland Ordinary     100        - Holding company
British Energy Generation           Scotland Ordinary     100        - Generation and sale
(UK) Limited                                                           of electricity
British Energy Generation        England and Ordinary     100        - Generation and sale
Limited                                Wales                           of electricity
British Energy Power & Energy       Scotland Ordinary     100        - Energy trading
Trading Limited
Eggborough Power Limited         England and Ordinary     100        - Generation and sale
                                       Wales                           of electricity



The Directors consider that to give full particulars of all subsidiary undertakings would lead to a statement of excessive length. A full list of subsidiary undertakings will be annexed to the Company's next annual return.

Acquisition of British Energy plc

On 14 January 2005 British Energy Group plc acquired British Energy plc for a consideration of GBP1,536m, satisfied by the issue of 561,016,515 ordinary shares of GBP0.10 at GBP2.63 each and 29,298,286 warrants at GBP1.73 each and costs associated with the acquisition of GBP10m. The Group has used acquisition accounting methodology to account for the acquisition.

FRS7 - Fair values in acquisition accounting (FRS7) requires the fair value of the share and warrant consideration for accounting purposes to be determined on the date of acquisition and this is normally done at the market price on that date. However, British Energy plc had de-listed on 21 October 2004 prior to acquisition and therefore there is no available share price at the date of the acquisition. The Directors considered the fair value of the share and warrant consideration by reference to the market value of the New Shares and Warrants on the first full day of trading on 17 January 2005 and determined that the closing share price on that date fairly represented the value of the consideration.

The Group also conducted an exercise to attribute a fair value to all assets including the fixed assets of the Acquired Group. The Company engaged Standard & Poor's Corporate Value Consulting, a division of The McGraw-Hill Companies Inc, to assess the fair value of the assets acquired as part of the Restructuring.

The fair value of the total fixed assets was arrived at by assessing the cash flows of the Acquired Group, discounted using a weighted average cost of capital. The derived value was then allocated across the assets acquired including fixed assets. The cash flows were derived using both market estimates of future electricity prices and the Company's view of long-term prices. The Directors have considered the impact on future prices of the increases in market electricity prices which occurred in the past year, the outlook for coal and gas fuel prices, potential for changes in generation capacity in the UK and the potential effect on the market of changes in Government policy particularly in the area of environmental legislation. The Company price projections were benchmarked against independent estimates. The Company used output projections prepared and independently reviewed in advance of the listing of the Company.

The outlook for electricity prices is the single most significant factor in the assessment of fair values of fixed assets. The Directors have considered market views on future prices of wholesale electricity and also commercially available forecasts. Actual prices may differ from those in the forecast.

The fair value of fixed assets and liabilities assumes that a willing buyer, willing seller would have assumed an accounting life extension for Dungeness B of five years on the basis of information available to the Company at the Restructuring Effective Date. A decision on the Dungeness B life extension will be announced in the autumn. No other life extensions have been assumed.

Analysis of the acquisition of British Energy plc:

Net assets at date of                Book      Revaluations      Accounting         Other     Fair
acquisition:                        value                            policy               value to
                                   of net                        alignments                  group
                                   assets
                                 acquired
                                     GBPm              GBPm            GBPm          GBPm     GBPm

Fixed assets
Tangible assets                       874   1.          344  13.        473             -    1,691
Other investments                       5                 -               -  16.      (5)        -
                                      879               344             473           (5)    1,691
Current assets
NLF receivable                        499   2.        1,068               -  17.      275    1,842
Stocks                                361   3.         (66)  14.         59             -      354
Own shares                              2   4.            4               -             -        6
Debtors: amounts falling due          436   5.          185  15.       (83)             -      538
within one year
Debtors: amounts falling due            -   5.        2,282               -             -    2,282
after more than one year
Deferred taxation                       -   6.          488   15      (123)             -      365
Investments - liquid funds            289                 -               -  16.        5      294
Cash at bank                          109                 -               -             -      109
                                    1,696             3,961           (147)           280    5,790
Creditors: amounts falling due
within one year
Borrowings                          (249)                 -               -  18.      221     (28)
Nuclear liabilities                 (626)    7          441               -             -    (185)
Other creditors                     (319)                 -               -  19.      316      (3)
Accruals                            (158)    8         (19)               -             -    (177)
Other                               (292)                 1               -             -    (291)
                                  (1,644)               423               -           537    (684)
Creditors: amounts falling due
after more than one year
Borrowings                          (638)                 -               -  20.     (38)    (676)
Nuclear liabilities               (1,905)    9        (377)               -             -  (2,282)
NLF liabilities                         -   10        (212)               -             -    (212)
Provisions for liabilities and
charges:
Nuclear liabilities               (1,873)    9           31               -             -  (1,842)
Other                                (44)                 -               -  21.       24     (20)
Deferred income                         -   11          (5)               -             -      (5)
Mark to market provision for            8   12        (254)               -             -    (246)
trading contracts
                                  (4,452)             (817)               -          (14)  (5,283)

Post retirements benefits               -                 -  15.      (300)             -    (300)
liability net of deferred
taxation
Net (liabilities)/assets          (3,521)             3,911              26           798    1,214
Goodwill arising on acquisition                                                                322
Consideration paid                                                                           1,536
Satisfied by:
Fair value of shares issued                                                                  1,475
(note 25)
Fair value of warrants issued                                                                   51
(note 25)
Costs associated with the                                                                       10
acquisition
                                                                                             1,536

The fair values are provisional, as the Company is aware of changes that may arise. The Quinquennial Review is scheduled to be completed in autumn 2005 which could impact the fair value of nuclear liabilities as estimated above but would also have a corresponding impact on the quantum of the NLF receivable. The Directors believe the fair values are based on the best information currently available.

The revaluation adjustments are:

1. Tangible fixed assets have been increased to reflect the fair value at date of acquisition of the nuclear fleet and Eggborough power station. The assessment of fair value was conducted in conjunction with Standard & Poor's Corporate Value Consulting.

2. The decommissioning fund has been revalued to bring its value into line with the present value of qualifying nuclear liabilities and is now termed the NLF receivable.

3. Stock has been revalued to reflect current market prices, in line with the revised contractual arrangements.

4. The value of the shares held by the employee trusts have been adjusted to reflect their fair value at the date of acquisition.

5. Incorporation of the Nuclear liabilities receivable, which will be used to fund services for spent AGR fuel loaded pre-Restructuring.

6. Recognition of a deferred tax asset based on the closing balance sheet at 14 January 2005 after the fair value adjustments have been incorporated.

7. Nuclear liabilities have been adjusted to reflect the reduction in amounts payable to BNFL under the revised terms that became effective on 14 January 2005.

8. Accrual for the current element of the GBP20m per annum payments due to the NLF (NLF liability) and release of a fuel accrual not required under revised commercial arrangements of GBP1m.

9. Adjustment to nuclear liabilities for spent fuel service costs relating to moving from a burnt basis to a load basis together with impact of revised commercial arrangements.

10. Accrual for element due greater than one year in respect of the GBP20m per annum payment due to the NLF.

11. Options granted as part of the Restructuring related to Eggborough have been recorded as deferred income.

12. Recognition of a provision for electricity and coal contracts in place that are at under market value at the date of acquisition net of contracts in place that are over market value at the date of acquisition.

The accounting policy alignments are:

13. Overhaul costs are capitalised and depreciated over the period until the next statutory or planned outage and strategic spares are included with the carrying value of fixed assets and depreciated over the life of the asset to which they relate.

14. Strategic spares are now included within the carrying value of fixed assets and not stock.

15. Accounting policy change to adopt FRS17, resulting in writing off the SSAP24 prepayment of GBP83m and recognising the pension liability of GBP428m under FRS17 net of deferred tax of GBP128m. Additionally a deferred tax asset of GBP5m has been recognised as a result of the change in policy to no longer discount deferred taxation balances.

The other adjustments are:

16. Following completion of the Restructuring, cash balances held by Lochside Insurance Limited (a subsidiary) are now classified as liquid funds. Previously, Lochside Insurance Limited had been disclosed as a fixed asset investment.

17.       Bonds issued to NLF as part of Restructuring.

18. Cancellation of bonds and recognition of the element of New Bonds issued on Restructuring repayable in under one year.

19. The reduction to creditors reflects the compromise of amounts owed under trading contracts to Enron Capital & Trade Europe Finance LLC, Teesside Power Limited and Total Gas & Power Limited.

20. Cancellation of bonds and recognition of the element of New Bonds issued on Restructuring repayable in over one year.

21. The interest rate swap provision in respect of swap contracts that were converted to loans on Restructuring.





From 1 April 2004 to 14 January 2005, the date of the acquisition, and for the year ended 31 March 2004 the summarised profit and loss account of British Energy Limited was as follows:



                                                                      1 April Year ended
                                                                      2004 to   31 March
                                                                   14 January       2004
                                                                         2005
                                                                         GBPm       GBPm


Group turnover                                                          1,222      1,516

Operating costs before exceptional items                              (1,305)    (1,459)
Exceptional operating items                                              (60)        283
Operating costs after exceptional items                               (1,365)    (1,176)
Group operating (loss)/profit                                           (143)        340
Share of operating profit of discontinued joint venture                     -         21
Operating (loss)/profit: Group and share of discontinued joint          (143)        361
venture
Exceptional gain on sale of joint venture and businesses                    1         47
Financing (charges)/credits:
Revalorisation charges                                                  (174)      (185)
Net interest                                                             (60)       (64)
Exceptional revalorisation credits                                         19         68
Exceptional financing credits                                               -          5
(Loss)/profit on ordinary activities before taxation                    (357)        232
Taxation on (loss)/profit on ordinary activities                          (3)          2
(Loss)/profit on ordinary activities after taxation                     (360)        234



From 1 April 2004 to 14 January 2005, the date of the acquisition, and for the year ended 31 March 2004 the statement of total recognised gains and losses of
British Energy Limited was as follows:
                                                                      1 April
                                                                      2004 to Year ended
                                                                   14 January   31 March
                                                                         2005       2004
                                                                         GBPm       GBPm
(Loss)/profit for the period                                            (360)        234
Translation differences on foreign currency net investments                 -       (15)
Prior year adjustment                                                     (2)          -
Total gains and losses recognised                                       (362)        219



The prior year adjustment relates to the adoption of UITF Abstract 17 (revised
2003) (Employee Share Schemes) and UITF Abstract 38 (Accounting for ESOP Trusts) which relate to the measurement of the Employee Share Scheme charge and the presentation and disclosure of own shares held. The adoption of these new UITF Abstracts represented a change in accounting policy.

The Group restated opening reserves to comply with the above UITF Abstracts so that the profit and loss account reserve was decreased by GBP2m and other fixed asset investments decreased by the same amount as at 1 April 2004. There was no prior year profit and loss account effect.

The analysis of operating costs of British Energy Limited for the period from 1 April 2004 to 14 January 2005, and for the year ended 31 March 2004 is as follows:

Operating costs


                                                                      1 April
                                                                      2004 to Year ended
                                                                   14 January   31 March
                                                                         2005       2004
                                                                         GBPm       GBPm


- Fuel costs                                                              343        413
- Materials and services                                                  434        512
- Staff costs                                                             240        224
- Depreciation charges                                                     59         50
                                                                        1,076      1,199
Energy supply costs                                                       229        260
Total operating costs before exceptional items                          1,305      1,459

Exceptional operating items
- Materials and services                                                   46         25
- Staff costs                                                              11          -
- Depreciation charges/(credits)                                            3      (295)
- Amounts credited to non-operational assets                                -       (13)
                                                                           60      (283)
Operating costs after exceptional items                                 1,365      1,176

                                                                      1 April Year ended
                                                                      2004 to   31 March
                                                                   14 January       2004
                                                                         2005
                                                                         GBPm       GBPm
Analysis of exceptional operating items
Restructuring costs                                                        46         43
Settlement of claim                                                         -       (18)
Severance costs                                                            11          -
Fixed asset write-up                                                        -      (295)
Depreciation - corporate headquarters                                       3          -
UK decommissioning fund write-up                                            -       (13)
                                                                           60      (283)


The exceptional materials and services costs relate to costs incurred on advisory fees and other costs associated with Restructuring the Group's activities amounting to GBP46m for the period to 14 January 2005. An exceptional charge of GBP11m for the period to 14 January 2005 has been recorded for severance costs in relation to the Group's restructuring. An exceptional depreciation charge of GBP3m was recorded for the period to 14 January 2005 to align the carrying value of the corporate headquarters at Peel Park, East Kilbride, Scotland to its market value.

Exceptional operating credits amounting to GBP283m were reported for the year ended 31 March 2004. These amounts are further explained as follows:

- charges incurred on advisory fees and other costs associated with the Restructuring of the Group's activities of GBP43m;

- settlement of long standing disputes with Siemens Power Generation Limited (Siemens) relating to work done since 1996 by the former Parsons business.
Under the terms of the settlement Siemens paid the Company approximately GBP18m;

- exceptional depreciation credit of GBP295m in respect of the reversal of previous impairment losses in the carrying value of fixed assets following a review of economic values and net realisable values of fixed assets; and

- the investments held within the UK decommissioning fund were written-up to reflect an increase in market value, resulting in a reversal of the previous write-down of GBP13m.

The analysis of staff costs for British Energy Limited for the period from 1 April 2004 to 14 January 2005 and for the year ended 31 March 2004 is as follows:

Staff Costs


                                                                      1 April
                                                                      2004 to Year ended
                                                                   14 January   31 March
                                                                         2005       2004
                                                                         GBPm       GBPm


Salaries                                                                  180        208
Social security costs                                                      20         19
Pension costs                                                              43          -
Severance charges                                                          11          2
Amounts capitalised                                                       (3)        (5)
Total staff costs                                                         251        224

In the period from 1 April 2004 to 14 January 2005 British Energy Limited provided GBP11m in respect of severance costs in relation to the Group's restructuring and GBP8m of this provision remains in the liabilities acquired by British Energy Group plc.

13. Stocks
                                                                        Group    Company
                                                                         2005       2005
                                                                         GBPm       GBPm
Unburnt nuclear fuel in reactors                                        1,002          -
Provision for unburnt fuel at station closure                           (812)          -
Net unburnt nuclear fuel in reactors                                      190          -
Other nuclear fuel                                                         77          -
Coal stocks                                                                14          -
Stores                                                                     50          -
                                                                          331          -

14. Debtors: amounts falling due within one year
                                                                        Group    Company
                                                                         2005       2005
                                                                         GBPm       GBPm
Nuclear liabilities receivable                                            181          -
Trade debtors                                                             250          -
Other debtors                                                              19          -
Prepayments                                                                19          -
                                                                          469          -



The nuclear liabilities receivable represents amounts due within one year under the historic BNFL contracts which are reimbursed by Government. This matches the Nuclear liabilities included in creditors falling due within one year (note
16).

15. Debtors: amounts falling due after more than one year
                                                                        Group    Company
                                                                         2005       2005
                                                                         GBPm       GBPm
Nuclear liabilities receivable                                          2,131          -
NLF receivable                                                          1,863          -
Deferred tax (note 22)                                                    346          -
                                                                        4,340          -


The Nuclear liabilities receivable represents amounts due after more than one year under the historic BNFL contracts which will be reimbursed by Government.
This matches the nuclear liabilities included in creditors falling due after more than one year (note 16).

The NLF receivable asset in the balance sheet represents amounts that will be reimbursed by the NLF equal to the qualifying nuclear liabilities recognised at the balance sheet date. The balance recognised at 31 March 2005 is receivable after more than one year and is restricted in its use. This matches the nuclear liabilities provision (notes 19 and 20).

The deferred tax asset is anticipated to be fully recoverable within ten years.

16. Creditors
                                                                          Group    Company
                                                                           2005       2005
                                                                           GBPm       GBPm
    Amounts falling due within one year:
    Nuclear liabilities (note 20)                                           181          -
    NLF liabilities                                                          20          -
    Trade creditors                                                         129          -
    Retentions                                                                6          -
    Other taxes and social security                                          58          -
    Other creditors                                                           2          -
    Accruals                                                                163          -
    Amounts due to subsidiary undertakings                                    -         10
                                                                            559         10


   Other creditors: amounts falling due after more than one year
  Nuclear liabilities (note 20)                                           2,131         -
  NLF liabilities                                                           210         -
                                                                          2,341         -


The NLF liabilities accruals represent the Group's commitment to contribute GBP20m per annum to the NLF (stated in March 2003 values and adjusted for RPI) tapering off as the nuclear power stations are currently scheduled to close discounted at 3% real to its net present value.

17. Borrowings

The Group's borrowings at 31 March were as follows:
                                                                        Group    Company
                                                                         2005       2005
                                                                         GBPm       GBPm
Long-term project finance loan - Sterling                                 145          -
Bonds - Sterling                                                          531          -
                                                                          676          -

The borrowings mature as follows:
Amounts falling due within one year                                        50          -
Amounts falling due after more than one year but not more than two         53          -
years
Amounts falling due after more than two years but not more than           183          -
five years
Amounts falling due in more than five years                               390          -
                                                                          676          -


Total debt of GBP676m comprised:

- a  long-term  project  finance  loan  of  GBP145m  secured  on the  assets  of
Eggborough  Power  Limited  (EPL),  a  subsidiary   company  that  operates  the
Eggborough coal-fired power station. The loan bears interest at a rate of 7.0%.

- an aggregate principal amount of GBP531m sterling denominated guaranteed bonds due between 2005 and 2022. The bonds bear interest at a rate of 7.0%.

The long-term project finance loan is secured by a mortgage of shares in EPL, an assignment of the EPL Share Purchase Agreement and Tax Deed of Covenant and a debenture comprising fixed and floating charges over EPL assets.

18. Financial instruments and derivatives

For details of the Group's objectives, policies and strategies in respect of financial instruments and risk management refer to the Financial Instruments and Risk Management section of the Financial Review.

Disclosures include short-term debtors and creditors and exclude commodity power contracts.

(i) Interest rate risk profile of financial liabilities

The interest rate profile of financial liabilities of the Group as at 31 March 2005 was:




                                            Total    Floating       Fixed       Mixed   Financial
                                             GBPm        rate        rate        Rate liabilities
                                                    financial   financial   financial    on which
                                                  liabilities liabilities liabilities no interest
                                                         GBPm          GBPm (see below)     is paid
Currency                                                                         GBPm          GBPm

Sterling                                    3,609           -         676           -       2,933





                                                                          Fixed rate    Financial
                                                                           financial  liabilities
                                                                         liabilities     on which
                                                                                      no interest
                                                                                          is paid

                                                                 Weighted    Weighted    Weighted
                                                                  average     average     average
                                                                 interest  period for      period
                                                                     rate   which the       until
                                                                        %     rate is    maturity
                                                                                fixed       Years
Currency                                                                        Years

Sterling                                                              7.0         7.4        10.6

(ii) Interest rate risk profile of financial assets

The Group held the following financial assets as at 31 March 2005:


                                                                                  Group
                                                                                   2005
                                                                                   GBPm

Assets held as part of the financing arrangements of the Group:
Short-term financial assets
Sterling                                                                            722
Non-sterling                                                                          3
                                                                                    725
Long-term financial assets
Sterling                                                                          4,175
                                                                                  4,900




Short-term financial assets comprise cash, investment in liquid funds and debtors (excluding prepayments) all of which have maturity dates within one year. Cash not immediately required for business purposes is invested in fixed rate term deposits and money market funds. At 31 March 2005 the term deposits and money market funds not used to provide collateral were due to mature or were available within one month and earned interest at an average rate of 4.77%. The balance of GBP216m, which was deposited in support of collateral requirements, earned an average rate of 4.02%. Availability of the cash is restricted over the periods of the collateralised positions.

Long-term financial assets comprise the NLF receivable and Nuclear liabilities receivable.

(iii) Maturity profile of financial liabilities
                                                                                   2005
                                                                                   GBPm
Less than one year                                                                  512
Between one and two years                                                           341
Between two and five years                                                          816
Over five years                                                                   1,940
                                                                                  3,609


(iv) Fair values

Set out below is a comparison by category of book values and fair values of all the Group's financial assets and financial liabilities as at 31 March 2005.



                                                                         2005       2005
                                                                   Book value Fair value
                                                                         GBPm       GBPm

Primary financial instruments held or issued to finance the
Group's operations:
Short-term assets                                                         725        725
Short-term borrowings and current portion of long-term borrowings       (388)      (388)
Long-term assets                                                        4,175      4,175
Long-term borrowings and liabilities                                  (3,221)    (3,220)
                                                                        1,291      1,292


The fair value of the short-term assets approximates to book value due to their short-term maturities.

Short-term borrowings comprise trade creditors and retentions. The book value of these liabilities has been used to approximate fair value.

Long-term assets comprise the NLF receivable and Nuclear liabilities receivable. The basis of valuation is referred to in notes 14 and 15 respectively.

Long-term borrowings and liabilities comprise the Group's nuclear liabilities, mark to market provisions, other provisions and bonds. The book value has been used to approximate fair value for all long-term liabilities other than the long-term bonds where the quoted closing clean market price at the balance sheet date has been used to determine the fair valuation.

19. Provisions for liabilities and charges

                                                                        Group    Company
                                                                         2005       2005
                                                                         GBPm       GBPm

Nuclear liabilities (note 20)                                           1,863          -
Other provisions (note 21)                                                287          -
                                                                        2,150          -

20. Nuclear liabilities

                                            Back end     Back end Decommissioning      Group
                                          fuel costs   fuel costs            GBPm       2005
                                          contracted uncontracted                      Total
                                                GBPm         GBPm                       GBPm

Acquired on 14 January 2005                    2,467          774           1,068      4,309
Charged to profit and loss account:
- revalorisation (note 6)                         29            9              12         50
Payments in the period                         (184)            -               -      (184)
As at 31 March 2005                            2,312          783           1,080      4,175

The period end balances of nuclear liabilities are included in the balance sheet as follows:


                                                                                   2005
                                                                                   GBPm

Creditors:
- amounts falling due within one year                                               181
- amounts falling due after more than one year                                    2,131
Provisions for liabilities and charges                                            1,863
                                                                                  4,175



Fuel costs - back end

Accruals for AGR spent fuel services relating to fuel loaded into reactors up to Restructuring Effective Date (RED) are based on the terms of the Historic Liability Funding Agreement (HLFA) with BNFL, or the Group's estimates where no contracts exist. The pattern of payments within the HLFA were fixed (subject to indexation by RPI) at RED and will be funded by Government under the Government Indemnity. Provisions for services relating to the disposal of nuclear waste and the storage and disposal of PWR spent fuel are based on cost estimates derived from the latest technical assessments.

Decommissioning

The costs of decommissioning the power stations have been estimated on the basis of on-going technical assessments of the processes and methods likely to be used for decommissioning under the current regulatory regime. The estimates are designed to reflect the costs of making the sites of the power stations available for alternative use in accordance with the Group's decommissioning strategy.

Projected payment details

Based on current estimates of station lives and lifetime output projections, the following table shows, in current prices, the likely undiscounted payments, the equivalent sums discounted at 3% real per annum to the balance sheet date and the amounts accrued to date.


                                               Back end     Back end                     Group
                                             fuel costs   fuel costs                      2005
                                             contracted uncontracted Decommissioning     Total
                                                  GBPbn        GBPbn           GBPbn     GBPbn

Undiscounted                                        3.0          3.6             5.2      11.8
Discounted                                          2.3          0.9             1.1       4.3
Accrued to date                                     2.3          0.8             1.1       4.2




The differences between the undiscounted and discounted amounts reflect the fact that the costs concerned will not fall due for payment for a number of years. The differences between the discounted amounts and those accrued to date will be charged to the profit and loss account over the remaining station lives since they relate to future use of fuel.

Under the terms of the contracts with BNFL referred to above and in accordance with the projected pattern of payments for decommissioning and other liabilities, taking account of the decommissioning fund arrangements described in note 1(xix), the undiscounted payments in current prices are expected to become payable as follows:


                                                 Back end     Back end                    Group
                                               fuel costs   fuel costs                     2005
                                               contracted uncontracted Decommissioning    Total
                                                     GBPm         GBPm            GBPm     GBPm

Within five years                                     934           54               -      988
6-10 years                                            920           99             340    1,359
11-25 years                                         1,139          338             591    2,068
26-50 years                                             -        1,093             473    1,566
51 years and over                                       -        2,061           3,777    5,838
                                                    2,993        3,645           5,181   11,819


21. Other provisions


                                                            Mark to                 Group
                                                             market                  2005
                                                          provision      Other      Total
                                                               GBPm       GBPm       GBPm

Acquired on 14 January 2005                                     246         20        266
Arising during the period                                        10         19         29
Utilised in the period                                          (8)        (2)       (10)
Revalorisation (note 6)                                           2          -          2
As at 31 March 2005                                             250         37        287


The mark to market provision relates to the net value of commodity contracts in place under market value less contracts in place over market value.

Other provisions are made up of severance provisions, a provision for an onerous lease, a provision for additional unfunded retirement benefits and a provision for Eggborough site restoration costs.

22. Deferred taxation


                                                                        Group    Company
                                                                         2005       2005
                                                                         GBPm       GBPm


Accelerated capital allowances                                            191          -
Other long-term timing differences                                       (73)          -
Short-term timing differences                                           (179)          -
Corporation tax losses                                                  (312)          -
ACT receivable offset                                                    (77)          -
Deferred tax asset                                                      (450)          -

Acquired on 14 January 2005                                             (493)          -
Profit and loss account                                                    19          -
Statement of total recognised gains and losses                             24          -
As at 31 March 2005                                                     (450)          -

Included in debtors: amounts falling due after more than one year       (346)          -
(note 15)
Included in retirement benefits (note 24)                               (104)          -
                                                                        (450)          -

23. Deferred income

                                                                        Group    Company
                                                                         2005       2005
                                                                         GBPm       GBPm
Acquired on 14 January 2005 and as at 31 March 2005                         5          -




The deferred income recorded relates to consideration received for the two options granted as part of the Restructuring that allow the participants in the Eggborough project finance loan to acquire the Eggborough power station assets or shares in Eggborough Power Limited, the company that owns the Eggborough power station assets.

24. Post retirement benefit obligations

British Energy operates two separate pension arrangements in the UK within the Electricity Supply Pension Scheme (ESPS), the British Energy Generation Group
(BEGG) for the majority of employees and the British Energy Combined Group
(BECG) for the employees at Eggborough Power Station. The ESPS is a defined benefit scheme, which is externally funded and subject to triennial actuarial valuation. Each pension group that participates in the ESPS is financially independent from the other groups.

The most recent triennial valuations of the BEGG and BECG schemes were carried out at 31 March 2004 by the independent ESPS actuary. The valuations for accounting purposes have been carried out by a separate independent actuary using the projected unit method.

British Energy contributed 17.1% to the BEGG pension scheme and 15.3% to the BECG pension scheme for the period from 15 January 2005 to 31 March 2005. Contributing members contribute 5% and 6% to the respective plans. Any deficiency disclosed in the BEGG or BECG pension schemes following an actuarial valuation has to be borne by British Energy.

The Group's pension costs for the period to 31 March 2005 were GBP9m. At 31 March 2005 there was GBP1m of contributions owed to the pension scheme included in accruals.

The major assumptions used by the actuaries for the defined benefit plans were:


                                                                       2005
                                                                       % pa

Price inflation                                                        2.75
Rate of general increase in salaries                                   4.25
Rate of increase of pensions in payment                                2.75
Discount rate                                                          5.50





The assets and liabilities of the schemes and the expected rates of return are:



                                                                      Rate of   31 March
                                                                       Return       2005
                                                                            %       GBPm

Equities                                                                 8.20      1,127
Bonds                                                                    4.70        502
Property                                                                 6.45        212
Hedge funds                                                              6.70         85
Others                                                                   4.00         44
Total market value of plan assets                                                  1,970
Present value of plan liabilities                                                (2,318)
Pension liability before deferred tax                                              (348)
Related deferred tax asset                                                           104
Net pension liability                                                              (244)





The movement in the deficit during the period is analysed as follows:


                                                                                   2005
                                                                                   GBPm

Deficit acquired on 14 January 2005                                               (428)
Movement in period:
Current service cost (note 4)                                                       (9)
Other finance income (note 6)                                                         1
Profit before tax impact                                                            (8)
Contributions                                                                         7
Actuarial return less expected return on post employment plan assets                  2
Experience losses arising on plan liabilities                                       (7)
Changes in assumptions (financial and demographic)                                   86
Variance between actuarial assumptions and actual experience                         81
Deficit in the plan at 31 March 2005                                              (348)



     From 1 April 2005 the rate of employer's regular contributions for future service benefits under the Generation Group increased from 17.1% to 22.4%. Additional employer contributions will be paid towards the Generation Group funding deficiency totalling GBP19m for the year ending 31 March 2006, GBP19.5m for the year ending 31 March 2007 and GBP20m for the year ending 31 March 2008. These additional contributions will rise to GBP50.3m for the year ended 31 March 2009 and remain at that level until the year ended 31 March 2017. The requirement for additional contributions will be reviewed as part of the next triennial valuation on 31 March 2007.

From 1 April 2005 the rate of employer's regular contributions for future service benefits under the Combined Group increased from 15.3% to 19.7%. The Group will also be making additional employer contributions towards the Combined Group funding deficiency, having regard to appropriate funding advice.

The history of experience gains and losses is as follows:


                                                                                      2005
                                                                        2005  As % of plan
                                                                     (Gain)/       assets/
                                                                        loss (liabilities)
                                                                        GBPm


Statement of total recognised gains and losses
Actual return less expected return on post employment plan assets          2             -
Experience losses arising on plan liabilities                            (7)           (1)
Changes in assumptions (financial and demographic)                        86             4
Actuarial loss recognisable in statement of total recognised gains and losses
before tax                                                                81             3



Certain additional retirement benefits are provided to eligible employees. These obligations are unfunded and the liability recorded at 31 March 2005 was GBP2m and is included within other provisions (note 21).

25. Called up share capital


                                                                                   2005
                                                                                   GBPm

Authorised
2,800,000,000 ordinary shares of 10p each                                           280
2,000,000,000 convertible shares of 10p each                                        200
One special rights redeemable preference share of GBP1                                -
                                                                                    480
Allotted, called up and fully paid
561,016,515 ordinary shares of 10p each listed at 17 January 2005                    56
298,944 warrants exercised from 17 January 2005 to 31 March 2005                      -
561,315,459 ordinary shares of 10p each as at 31 March 2005                          56
Non equity shareholders' funds
One special rights redeemable preference share of GBP1                                -
                                                                                      -
                                                                                     56





The Company was incorporated and registered in Scotland on 2 July 2004 as a public company limited by shares under the Companies Act 1985 with the name British Energy Group plc.

On incorporation, on 2 July 2004, the authorised share capital of the Company was GBP50,000 divided into 50,000 ordinary shares with a nominal value of GBP1 each.

On 5 October 2004, a special resolution was adopted to increase the authorised share capital of the Company to GBP50,000.20 by the creation of two ordinary shares of GBP0.10 each. On the same day these shares were issued at par.

On 5 October 2004, a further special resolution was adopted reclassifying the 50,000 issued ordinary shares of GBP1 each as 50,000 non-voting ordinary shares of GBP1 each. The 50,000 ordinary shares, which prior to their reclassification as non-voting ordinary shares were held in trust for British Energy Limited, were then transferred by the nominees to British Energy Limited.

On 22 December 2004, a special resolution was adopted to increase the authorised share capital of the Company to GBP480,050,001 by the creation of an additional 2,799,999,998 ordinary shares of GBP0.10, by 2,000,000,000 convertible shares of GBP0.10 each and 1 special rights redeemable preference share of GBP1.

On 14 January 2005, British Energy Group plc repurchased the 50,000 non-voting ordinary shares of GBP1 each held by British Energy Limited at par, and on the same day the shares were cancelled.

On 17  January  2005,  561,016,515  ordinary  shares of GBP0.10  and  29,298,286 warrants of GBP0.98 were allotted in exchange for 620,362,444 ordinary shares of 44 28/43p each, and 80,908,247 'A' shares of 60p each in British Energy Limited and for amounts owed to Significant Creditors and Bondholders. Additionally, 1 special rights redeemable preference share of GBP1 was allotted in exchange for 1 special rights redeemable preference share of GBP1 in British Energy Limited.

On 25 January 2005 the Court approved British Energy Group plc's special resolution to eliminate available share premium of GBP737m.

Between 14 January 2005 and 31 March 2005, 298,944 warrants of GBP0.98 were exercised in exchange for 298,944 ordinary shares of GBP0.10 each and cash of GBP0.3m was received in respect of these warrants.

Special rights redeemable preference share of GBP1

The special rights redeemable preference share is redeemable at par at any time after 30 September 2006 at the option of the Secretary of State, after consulting the Company. This share, which may only be held by and transferred to one or more of Her Majesty's Secretaries of State, another Minister of the Crown, the Solicitor for the affairs of Her Majesty's Treasury or any other person acting on behalf of the Crown, does not carry any rights to vote at general meetings, but entitles the holder to attend and speak at such meetings. The special share confers no rights to participate in the capital or profits of the Company beyond its nominal value. The consent of the holder of the special share is required for certain matters including the alteration or removal of the provisions in the Company's articles of association relating to the special share and to the limitations on shareholdings.

In addition, consent of the holder of the special share is required in relation to, amongst others, certain amendments to the articles of association of British Energy Holdings plc, British Energy Limited, British Energy Generation Limited or British Energy Generation (UK) Limited, or a disposal by the Company of its shares in these companies. However the holder of the special share will only be entitled to withhold consent to such an amendment or disposal if, in the holder's opinion, the matter in question would be contrary to the interests of national security.

Convertible shares

The convertible shares may only be held by Nuclear Liabilities Fund Limited or its successor in title, a Minister of the Crown, the Treasury, a department, non-departmental body or other agency of the Crown, any body corporate established by statute some or all of the members of which are appointed by a Minister of the Crown or other UK government entity or any person directly or indirectly wholly owned by, or held on trust for, the Secretary of State or other Minister of the Crown.

Save in respect of voting rights, the convertible shares have the same rights, are subject to the same restrictions and rank pari passu with the ordinary shares of the Company in all respects. The number of votes that the holder of the convertible shares is entitled to exercise in respect of its holding of convertible shares is the lesser of: (i) 29.9% (and, for this purpose, taking into account the voting rights attributable to any other ordinary shares held or acquired by any person acting in concert with the holder); and (ii) the number of convertible shares which the holder would otherwise be entitled to vote if the convertible shares were ordinary shares. The convertible shares will convert into ordinary shares of the Company automatically on transfer to a third party by the holder but are not convertible at the election of the holder prior to such transfer.

Share option schemes

Share options were granted in previous years by British Energy Limited. Legal advice has been obtained to the effect that the changes in the corporate structure of British Energy Group plc as a result of the Restructuring did not trigger the early exercise provisions under these options. The Remuneration Committee decided not to allow holders of options in British Energy Limited to roll them over into options over shares in the Company. The options granted by British Energy Limited are still capable of exercise, but immediately on exercise the shares will be converted into shares in the Company in the ratio of 1:50. Accordingly the effective exercise price of the options is significantly higher than the current share price and it is unlikely the options will be exercised.

26. Profit and loss account


                                                                        Group    Company
                                                                         2005       2005
                                                                         GBPm       GBPm

As at 2 July 2004                                                           -          -
Debt novation                                                            (85)       (85)
Debit in respect of employee share schemes                                (6)          -
Capital reduction                                                         737        737
Profit for the period                                                      35          -
Consideration received for the sale of own shares                           3          -
Actuarial gain on retirement benefit liability                             81          -
Tax on actuarial gain on retirement benefit liability                    (24)          -
As at 31 March 2005                                                       741        652





The Company has distributable reserves at 31 March 2005 of GBP652m.

27. Reconciliation of movement in shareholders' funds



                                Called up    Share     Other  Warrant                2005
                                   equity            capital
                                    share  premium   reserve  reserve Profit and    Total
                                  capital                                   loss
                                     GBPm     GBPm      GBPm     GBPm       GBPm     GBPm


Shareholders' funds on                  -        -         -        -          -        -
incorporation
Arising on Restructuring               56      737       767       51       (85)    1,526
Debit in respect of employee            -        -         -        -        (6)      (6)
share schemes
Capital reduction                       -    (737)         -        -        737        -
Profit for the period                   -        -         -        -         35       35
Warrants exercised                      -        -         -        -          -        -
Consideration received for the
sale of own shares                      -        -         -        -          3        3
Actuarial gain on retirement            -        -         -        -         57       57
benefit liability net of
deferred tax thereon
As at 31 March 2005                    56        -       767       51        741    1,615


The Restructuring involved Bondholders and the Significant Creditors compromising their claims against the British Energy Group in exchange for, amongst other things, the issue of New Bonds by British Energy Holdings plc (a wholly owned subsidiary of the Company) and new ordinary shares of the Company. In addition, Shareholders in British Energy plc were entitled to receive New Shares and Warrants in the Company. The Warrants entitle the holder to subscribe for ordinary New Shares in the Company within five years of the Restructuring.

As part of the Restructuring, the amounts owed to Bondholders and Significant Creditors were exchanged for New Bonds and a long-term project finance loan (note 17). The other capital reserve was created on the issue of New Shares and represents the excess of the legal liability foregone by the Significant Creditors and Bondholders over the fair value of their claims. The other capital reserve is not distributable.

As a consequence of the accounting treatment adopted for the Restructuring the fair value of certain debts novated at the time of the Restructuring was less than their original legal liability. The shares issued were recorded at the original legal liability and the difference between this and the market value at Restructuring resulted in a loss of GBP85m, which has been taken directly to profit and loss reserves.

The share premium recorded represents the excess of the fair value of the shares issued at Restructuring over their nominal value less the amount allocated to other capital reserves as noted above. On 25 January 2005 the Court approved a reduction of British Energy Group plc's share premium account from GBP737m to GBPnil, thereby creating distributable reserves of GBP737m.

The warrant reserve was created at Restructuring and represents the fair value of the Warrants issued at that date. As the Warrants are exercised this reserve will be transferred to share capital and the share premium account.

28. Reconciliation of operating profit to operating net cash flows


                                                                                  Group
                                                                                 2 July
                                                                                2004 to
                                                                               31 March
                                                                                   2005
                                                                                  Total
                                                                                   GBPm


Operating profit                                                                     63
Depreciation and amortisation                                                        47
Movement in other provisions                                                         19
Regular contributions to NLF                                                        (5)
Decrease in stocks                                                                   23
Decrease in debtors                                                                  65
Decrease in creditors                                                              (84)
Net cash inflow from operating activities                                           128

29. Reconciliation of net cash flow to movement in net debt
                                                                                   2005
                                                                                   GBPm
Increase in cash in the period                                                      235
Increase in liquid funds                                                            221
Cash inflow from increase in debt                                                 (676)
Net debt at 31 March 2005                                                         (220)


30. Analysis of net debt


                                                   As at   Acquired  Cash flow      As at
                                                  2 July                         31 March
                                                    2004                             2005
                                                    GBPm       GBPm       GBPm       GBPm


Cash at bank                                           -        109        126        235
Term deposits/bank balances                            -        294       (73)        221
Debt                                                   -      (704)         28      (676)
Net debt                                               -      (301)         81      (220)

Analysed in Balance Sheet
Cash at bank                                                                          235
Investments - liquid funds                                                            221
Borrowings falling due within one year                                               (50)
Borrowings falling due after more than one                                          (626)
year
                                                                                    (220)



31. Major non-cash transactions

The consideration for the purchase of British Energy Limited comprised shares and warrants. Further details of the acquisition are set out in note 12.

32. Contingent assets

In addition to the consideration payable by the consortium under the master purchase agreement, up to a further C$100m was payable to British Energy contingent upon the restart of two of the Bruce A units under a trust agreement (the Trust Agreement) entered into on the same date. Had the first unit restarted by 15 June 2003, C$50m would have been released to British Energy and an additional C$50m would have been released to British Energy had the second unit restarted by 1 August 2003. An amount of C$5m was to be deducted from the C$50m payable in respect of each unit for its failure to restart by the scheduled restart date or by the first day of each successive calendar month following the scheduled restart date. The Group received C$20m on 22 March 2004 and C$10m on 25 May 2004 in partial consideration under the Trust Agreement. British Energy commenced arbitration proceedings in Ontario against the Ontario Provincial Government (the Province) in December 2004 seeking the payment of additional consideration under the Trust Agreement on the basis that Bruce A Units 3 and 4 restarted earlier than the dates claimed by the Province. No additional amounts appear on our balance sheet at 31 March 2005 because of uncertainties regarding their realisation. The amounts recoverable in respect of the restarted units will be substantially lower than the maximum C$100m but the amounts and timing of the payments have still to be confirmed.

33. Contingent liabilities

On 12 February, 2004 British Energy plc received a notice of warranty claims from the consortium which purchased the Group's 82.4% interest in Bruce Power alleging breach of certain warranties and representations relating to tax and to the condition of certain plant at the Bruce Power Station.

The claim relating to the condition of the plant is based upon alleged erosion of some of the steam generator support plates through which boiler tubes pass, which it is alleged resulted in an extended outage of one unit at the plant to carry out repair works and loss of revenues and costs of approximately C$64.5m. The consortium also claims that the alleged erosion may reduce the operating life of the unit and/or result in further repairs involving further losses. British Energy has rejected the claim and expects to defend it if it is pursued further.

The principal tax claim relates to the treatment of expenditure at the Bruce Power Station during the period of the Company's ownership which is currently being considered by the Canadian tax authorities. The treatment proposed by British Energy could result in a rebate of a material amount of tax to the Group which has not been recognised in the financial statements of the period. The consortium claims that allowance of the expenditure for that period would cause it to lose future deductions. British Energy has rejected the claim and expects to defend it if it is pursued further. On the basis of advice received, the Company is confident that the amount of the claim should not, in any event, materially exceed the amount of the rebate, and that the claim should have no material cash flow impact on the Group.

Under the agreement with the consortium, C$20m is retained in trust to meet any representation and warranty claims, and this may be retained pending agreement or determination of the claims.

The Group has given certain indemnities and guarantees in respect of the disposal of its investment in AmerGen.

The Company has given certain indemnities and guarantees in respect of its subsidiary undertakings. No losses are anticipated to arise under these indemnities and guarantees, provided relevant subsidiary undertakings continue on a going concern basis.

The Group is involved in a number of other claims and disputes arising in the normal course of business which are not expected to have a material effect on the Group's financial position.

34. Financial commitments

(i) Capital commitments


                                                                 Group
                                                                 2005
                                                                 GBPm

Capital expenditure contracted but not provided                   16




The Company has no capital commitments at 31 March 2005.

(ii) Analysis of annual commitments under operating leases
                                                                 Group
                                                                 2005
                                                                 GBPm
Other operating leases expiring in:
Two to five years                                                  3




The Company has no operating lease commitments at 31 March 2005.

(iii) Other contractual commitments

Under contractual arrangements, the Group has the following fuel commitments at 31 March 2005:


                             2006      2007      2008      2009      2010 Thereafter     Total
                             GBPm      GBPm      GBPm      GBPm      GBPm       GBPm      GBPm


Commitments to purchase       198        95        70        63        73        818     1,317
in the year



At 31 March 2005, the estimated minimum commitment for the supply of coal was 4m tonnes, which, at contract prices on 31 March 2005, equates to approximately GBP162m.

The Company has no fuel or coal commitments at 31 March 2005.

In addition to the liabilities and provisions recognised and described in the notes to the financial statements, the Group has provided certain guarantees and commitments in respect of the extent of capital expenditure by Eggborough Power Limited. The Group also enters into commitments to purchase and sell electricity in the normal course of business.

The Group has a commitment to make the Cash Sweep Payment as described in note 1
(xi).

35. Post balance sheet events

To meet the commitments made as part of the Restructuring, the Group transferred its Direct Supply Business from its subsidiary British Energy Generation Limited to a new subsidiary British Energy Direct Limited with effect from 1 April 2005.



British Energy Generation (UK) Limited transferred its trade and assets to British Energy Generation Limited again as a commitment made as part of the Restructuring with effect from 1 July 2005.

36. Related parties

The Company is a public limited company owned by our shareholders and operates within an extensive contractual framework established as part of the Restructuring. The most significant contract, in terms of the limitations it places on the business, is the Contribution Agreement between the Secretary of State and the Company. Within this contractual framework, the Company is managed independently by the Board which continues to direct the finances and operating policies of the Group and is subject to the normal private sector disciplines, fiduciary duties and Companies Act requirements. The Company considers that no party is a controlling party under the terms of FRS8, Related Party Disclosures.

The Group considers Her Majesty's Government (HMG) to be a related party due to the significant influence exercised by HMG following the Group's Restructuring. The following transactions took place during the period with HMG and sponsored bodies under its control:



As part of the Restructuring arrangements which took place on 14 January 2005:



- HMG undertook to meet the Group's historic contracted nuclear liabilities to British Nuclear Fuels Limited (BNFL), a government controlled body. This undertaking resulted in an asset of GBP2,467m being recognised in the Group's financial statements on 14 January 2005.



- The NLF, a government controlled company, was issued with Bonds of GBP275m by British Energy Holdings plc as part of the Restructuring. Interest paid on these bonds during the period amounted to GBP4m, and GBP9m of the bonds were repaid during the period, leaving a balance of bonds payable to the NLF of GBP266m as at 31 March 2005.



- The Group made regular decommissioning funding contributions to the NLF of GBP5m during the period.



- The Group made payments to BNFL of GBP77m during the period in respect of front and back end fuel costs. The Group also incurred interest costs of GBP1m in respect of deferred payments and stock financing. The balance outstanding due to BNFL at the end of the period was GBPnil. Amounts due to the Group by BNFL at 31 March 2005 under the Historic Liability Funding Agreement amounted to GBP2,312m.



The Group has also had a number of material transactions in its normal course of business with other sponsored bodies and departments of HMG including HM Revenue and Customs and the UK Atomic Energy Authority.

The Group has identified certain transactions with Directors that require to be disclosed as Related Party transactions.

A payroll systems error was identified and subsequently rectified during the year ended 31 March 2004. As a result of this error, personal retirement benefit contributions were not deducted in full from the salary of some higher paid employees. Following detailed investigation, the individuals concerned, including two directors of the Company, Mike Alexander and David Gilchrist were granted up until 31 March 2008 by the company's Remuneration Committee to repay the salary overpayments of GBP26,820 and GBP15,483 respectively. After further consideration, the Company recognised that this extended time period might constitute a breach of s330 of the Companies Act 1985 and, requested that all outstanding amounts be repaid. Mike Alexander had repaid GBP13,600 up to the end of July 2005. The balance will be recovered from him as part of any payment of compensation for loss of office. David Gilchrist had repaid the full amount overpaid by 31 March 2005.

Financial Summary




                                                                               2 July
                                                                                2004*
                                                                                to 31
                                                                           March 2005
                                                                                 GBPm

Results (excluding exceptional
items)
Turnover                                                                          482
Operating profit                                                                   82
Profit before tax                                                                  73
Profit                                                                             48
Operating cash flow (net of capital                                                93
expenditure)
Results (including exceptional
items)
Turnover                                                                          482
Operating profit                                                                   63
Profit before tax                                                                  54
Profit                                                                             35
Ordinary dividends                                                                  -
Balance Sheet
Net assets                                                                      1,615
Net current assets                                                              4,987
Nuclear liabilities (discounted)                                                4,175
Capital expenditure                                                                35
Net debt                                                                          220
Ratios
Dividends per ordinary share (p/share)                                              -
Earnings per share (p/share)                                                      6.2
Dividend cover                                                                    n/a


* The results are those of the Acquired Group from the date of acquisition, 14 January 2005.



SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:  July 27, 2005                      BRITISH ENERGY GROUP PLC

                                           By:____John Searles____

                                           Name:  John Searles
                                           Title: Director - Investor Relations